Prospectus filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-43768

                              Subject to Completion
                             Dated November 10, 2000
Preliminary Prospectus Supplement
To Prospectus dated October 26, 2000
The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.


$1,650,000,000
[GRAPHIC_OMITTED]



KeySpan Corporation
$     % NOTES DUE
$     % NOTES DUE
$     % NOTES DUE

The Company will pay interest on the Notes on a semi-annual basis on and of each year, beginning , 2001. Interest will accrue from , 2000. The Company may redeem the Notes in whole or in part at any time at the redemption prices described on page . The Notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
                        Price to             Discounts and          Proceeds to
                        Public               Commissions            the Company
--------------------------------------------------------------------------------
Per Note                %                    %                      %
--------------------------------------------------------------------------------
Total                   $                    $                      $
--------------------------------------------------------------------------------
Per Note                %                    %                      %
--------------------------------------------------------------------------------
Total                   $                    $                      $
--------------------------------------------------------------------------------
Per Note                %                    %                      %
--------------------------------------------------------------------------------
Total                   $                    $                      $
--------------------------------------------------------------------------------
The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made on or about       , 2000.

J.P. MORGAN & CO.
                           CHASE SECURITIES INC.
                                                       SALOMON SMITH BARNEY

ABN AMRO INC.                                              FLEET SECURITIES INC.
BANK OF AMERICA SECURITIES LLC                         PNC CAPITAL MARKETS, INC.
BANC ONE CAPITAL MARKETS, INC.                           RBC DOMINION SECURITIES
BNY CAPITAL MARKETS, INC.                        THE ROYAL BANK OF SCOTLANDGROUP
BARCLAYS CAPITAL INC.                                             SCOTIA CAPITAL
CREDIT LYONNAISE SECURITIES INC.                 UTENDAHL CAPITAL PARTNERS, L.P.
                                                THE WILLIAMS CAPITAL GROUP, L.P.
November    , 2000

           No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of KeySpan since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.



                                                           TABLE OF CONTENTS

                                                         PROSPECTUS SUPPLEMENT

                                                                                                                                PAGE
                                                                                                                                ----
KeySpan Corporation..............................................................................................................S-1
Use of Proceeds..................................................................................................................S-2
Capitalization...................................................................................................................S-2
Selected Financial Information...................................................................................................S-3
Pro Forma Financial Information..................................................................................................S-5
Management's Discussion and Analysis of Financial Condition and Results of Operations...........................................S-13
Description of Notes............................................................................................................S-25
Underwriting....................................................................................................................S-29
Index to Financial Statements...................................................................................................FS-1

                                                              PROSPECTUS

                                                                                                                                PAGE
                                                                                                                                ----
About this Prospectus..............................................................................................................1
Risk Factors.......................................................................................................................1
Where You Can Find More Information................................................................................................1
Forward-Looking Statements.........................................................................................................2
KeySpan Corporation................................................................................................................3
Use of Proceeds....................................................................................................................3
Ratio of Earnings to Fixed Charges.................................................................................................4
Description of Securities..........................................................................................................5
Certain U.S. Federal Income Tax Consequences......................................................................................16
Plan of Distribution..............................................................................................................18
Legal Opinions....................................................................................................................19
Experts...........................................................................................................................19

                               KEYSPAN CORPORATION

           KeySpan Corporation, a New York corporation, was formed in May 1998, as a result of the business combination of KeySpan Energy Corporation, the parent of The Brooklyn Union Gas Company, and certain businesses of Long Island Lighting Company. On November 8, 2000, we acquired Eastern Enterprises, a Massachusetts business trust, and the parent of several gas utilities operating in Massachusetts. Also on November 8, 2000, Eastern acquired EnergyNorth, Inc., the parent of a gas utility operating in central New Hampshire.

           Our core business is gas distribution, conducted by our six regulated gas utility subsidiaries: The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island distribute gas to customers in the Boroughs of Brooklyn, Queens and Staten Island in New York City and the Counties of Nassau and Suffolk on Long Island, respectively; Boston Gas Company, Colonial Gas Company and Essex Gas Company, each doing business as KeySpan Energy Delivery New England, distribute gas to customers in eastern and central Massachusetts; and EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England distributes gas to customers in central New Hampshire. Together, these companies distribute gas to approximately 2.4 million customers throughout the Northeast.

           We are also a major, and growing, generator of electricity. We own and operate five large generating plants and 42 smaller facilities in Nassau and Suffolk Counties on Long Island and lease and operate a major facility in Queens County in New York City. Under contractual arrangements, we provide power, electric transmission and distribution services, billing and other customer services for approximately one million electric customers of the Long Island Power Authority on Long Island.

           Our other subsidiaries are involved in oil and gas exploration and production; gas storage; wholesale and retail gas and electric marketing; appliance service; heating, ventilation and air conditioning installation and services; large energy-system ownership, installation and management; telecommunications; energy-related internet activities; fuel cells; water barging activities, including the hauling of fuel and other cargo; transportation by truck of liquid natural gas and propane; and providing meter reading equipment and services to municipal utilities. We also invest in, and participate in the development of, pipelines and other energy-related projects, domestically and internationally.

                               KEYSPAN CORPORATION
                                        |
                                        |
                                        |
----------------------------------------------|------------------------------
       |                 |              |              |              |
Gas Distribution-----Electric-----Gas Exploration-----Energy-------Energy
       |             Services     & Production        Services    Investments
       |                 |              |                |            |
       |                 |              |                |            |
-------|-----------------|--------------|----------------|------------|-------
KeySpan Energy        KeySpan         Houston         KeySpan        KeySpan
Delivery New          Generation      Exploration     Services       Canada
York and Long         KeySpan         KeySpan         Inc.           Midland
Island                Electric        Exploration     Home           Enterprises
Boston Gas            Services        & Production    Energy         Iroquois
Colonial Gas          KeySpan                         Services       Pipeline
Essex Gas             Ravenswood                      Business       Premier
EnergyNorth Gas       KeySpan                         Solutions     Transmission
                      Energy                          KeySpan        Phoenix
                      Trading                         Energy         Natural Gas
                                                      Supply
                                                      KeySpan
                                                      Communications
                                                      ServicEdge
                                                      MyHomeKey.com



           We are a registered holding company under the Public Utility Holding Company Act of 1935, as amended. Therefore, our corporate and financial activities and those of our subsidiaries (including their ability to pay dividends to us) are subject to regulation by the Securities and Exchange Commission. Under our holding company structure, we have no independent operations or source of income of our own and conduct substantially all of our operations through our subsidiaries and, as a result, we depend on the earnings and cash flow of, and dividends or distributions from, our subsidiaries to provide the funds necessary to meet our debt and contractual obligations. Furthermore, a substantial portion of our consolidated assets, earnings and cash flow is derived from the operations of our regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation by state regulatory authorities.



                                 USE OF PROCEEDS

           The net proceeds from the offering will be used to repay approximately $1.65 billion of commercial paper backed by a $1.65 billion bank credit facility issued to finance a portion of the acquisitions of Eastern and EnergyNorth (the "Bridge Financing"). The Bridge Financing bears interest at a rate of approximately 6.78% and has a maturity of up to 364 days.



                                 CAPITALIZATION

           The following table sets forth as of September 30, 2000:

          o    our actual capitalization;

          o our pro forma capitalization showing the Eastern and EnergyNorth acquisitions; and

          o our pro forma capitalization as adjusted to reflect the receipt of the net proceeds of the offering of the Notes and use of the proceeds thereof to repay the Bridge Financing.

                                                                                          PROFORMA FOR
                                                                                          THE EASTERN/              PROFORMA
                                                                                          ENERGYNORTH             ADJUSTED FOR
                                                                             ACTUAL       ACQUISITION               OFFERING
                                                                ------------------- ------------------------------------------------
                                                                                           (in thousands)
Short-term debt                                                 $           382,090      $         2,691,959 (1) $      1,041,959(2)
                                                                ===================      ===================     ===================

Long-term debt                                                  $         2,120,752      $         2,667,900     $      4,317,900(2)
Current maturities of long-term debt                                              -                    6,849                   6,849
                                                                -------------------      -------------------     -------------------
   Total long-term debt                                                   2,120,752                2,674,749               4,324,749
                                                                -------------------      -------------------     -------------------

Preferred stock                                                              84,323                  101,060                 101,060
                                                                -------------------      -------------------     -------------------

Common stock, $.01 par value, authorized
   450,000,000 shares; outstanding 134,575,028                            2,987,242                2,991,914(3)            2,991,914

Retained earnings                                                           481,658                  481,658                 481,658
Accumulated comprehensive income                                             (6,476)                  (6,476)                (6,476)
Treasury stock purchased                                                   (702,435)                (702,435)              (702,435)
                                                                -------------------      -------------------     -------------------

   Total common shareholders' equity                                      2,759,989                2,764,661               2,764,661
                                                                -------------------      -------------------     -------------------

   Total capitalization                                         $         4,965,064      $         5,540,470     $         7,190,470
                                                                ===================      ===================     ===================

------------------------------
(1)Short-term debt includes commercial paper borrowings outstanding at September 30, 2000, the Bridge Financing, gas inventory financing and commercial paper issued to finance transaction and restructuring costs incurred in connection with the acquisitions.
(2)Adjusted for the issuance of the Notes and repayment of the Bridge Financing.
(3)Adjusted for the conversion of Eastern options to KeySpan options.

                         SELECTED FINANCIAL INFORMATION

           We derived the selected financial information presented below from our audited historical consolidated financial statements as of and for the year ended December 31, 1999, our unaudited consolidated financial statements as of and for the nine months ended September 30, 1999 and 2000, and our pro forma financial information which combines the historical information of KeySpan, Eastern and EnergyNorth. You should read the selected financial information together with our consolidated financial statements, the consolidated financial statements of Eastern, our pro forma financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is included in this document.

                                                                                                                      PROFORMA
                                                                                                                     NINE MONTHS
                                                           YEAR ENDED                NINE MONTHS ENDED                  ENDED
                                                          DECEMBER 31,                 SEPTEMBER 30,                SEPTEMBER 30,
                                                              1999                                                      2000
                                                                            -----------------------------------
                                                                                  1999                2000
                                                       ------------------   -----------------    --------------   -----------------
                                                                                  (dollars in thousands)
INCOME SUMMARY
REVENUES
Gas distribution                                       $        1,753,132   $       1,208,254    $    1,458,595   $       2,183,827
Electric services                                                 861,582             606,552         1,097,616           1,097,616
Gas exploration and production                                    150,581             103,622           169,966             169,966
Energy related services and other                                 189,318             124,675           485,161             504,874
Marine services                                                         -                   -                 -             211,751
                                                                ----------          ----------        ----------   ----------------
TOTAL REVENUES                                                  2,954,613           2,043,103         3,211,338           4,168,034
OPERATING EXPENSES
Purchased gas and fuel                                            761,684             498,609         1,051,275           1,393,854
Depreciation, depletion and amortization                          253,440             180,698           216,364             322,229
Other operating expenses                                        1,457,320           1,023,576         1,421,591           1,884,232
                                                                ---------           ---------         ---------   -----------------
OPERATING INCOME                                                  482,169             340,220           522,108             567,719
Other income                                                       37,496              32,202             9,096              14,564
Interest charges                                                  124,692              98,824           120,106             283,062
Income taxes                                                      136,362              98,372           170,858             144,603
                                                                ----------         ----------        ----------    -----------------
NET INCOME                                             $          258,611   $         175,226    $      240,240   $         154,618
                                                       ==================   =================    ==============   =================

FINANCIAL SUMMARY
EBITDA (1)                                             $          735,609   $         520,898    $      738,472   $         889,948
Total assets                                                    6,730,691           6,357,880         7,252,521          10,722,953
Common equity                                                   2,715,025           2,701,898         2,759,989           2,764,661
Long term debt (2)                                              1,682,702           1,664,040         2,120,752           4,324,749
Total capitalization (3)                                        4,845,066           4,813,297         4,965,064           7,190,470
Short term debt (4)                                               208,300             103,950           382,090           1,041,959
Capital expenditures                                              725,670             512,991           403,611             463,557

FINANCIAL STATISTICS
Ratio of earnings to fixed charges (5)                              3.23x               3.04x             3.41x                 N/A
EBITDA / interest expense (6)                                       5.90x               5.27x             6.15x               3.14x
Cash flow from operations / interest expense                        4.72x               4.48x             3.89x                 N/A
Long term debt / total capitalization                              34.73%              34.57%            42.71%              60.15%

UTILITY OPERATING STATISTICS
Firm gas and transportation sales (MDTH) (7)                      275,771             197,194           189,966             313,602
Other sales (MDTH)                                                 54,661              38,279            67,380              68,254
Total active gas meters                                         1,628,497           1,616,000         1,633,838           2,447,854
Gas heating customers                                             677,000             668,927           680,417           1,232,138

------------------
(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") reflects operating income with depreciation, depletion and amortization added back. We present EBITDA because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that EBITDA is an additional meaningful measure of performance and liquidity.

           EBITDA does not represent cash flows for the period, nor is it an alternative to operating income (loss) as an indicator of operating performance. You should not consider it in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The items excluded from the calculation of EBITDA are significant components in understanding and assessing our financial performance. Our computation of EBITDA may not be comparable to the computation of similarly titled measures of other companies. EBITDA does not represent funds available for discretionary uses.

(2)        Long term debt includes current maturities of long term debt.

(3) Total capitalization reflects shareholders' equity, preferred stock (including currently redeemable preferred stock) and long-term debt outstanding (including current maturities). Outstanding commercial paper and gas inventory financing have not been reflected in total capitalization.

(4) Short-term debt reflects commercial paper borrowings and gas inventory financing.

(5) For the ratio of earnings to fixed charges calculation, earnings is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees. From this total, capitalized interest was subtracted. The term "fixed charge" is the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums and discounts related to indebtedness and (c) an estimate of the interest expenses within rental expense.

(6) Interest expense included in this calculation includes interest on long-term debt, short-term debt and amortized premiums and discounts related to indebtedness. Capitalized interest is not included in interest expense.

(7) A MDTH is 10,000 therms (British Thermal Units) and reflects the heating content of approximately one million cubic feet of gas. A therm reflects the heating content of approximately 100 cubic feet of gas.

                         PRO FORMA FINANCIAL INFORMATION

           The unaudited pro forma consolidated condensed balance sheet as of September 30, 2000 and the unaudited pro forma consolidated condensed income statements for the nine months ended September 30, 2000 and the year ended December 31, 1999 combine the historical information of KeySpan, Eastern and EnergyNorth. The unaudited pro forma consolidated condensed financial statements have been prepared to reflect our acquisitions of Eastern and EnergyNorth under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses directly related to the acquisition, in excess of the fair value of the net assets acquired is classified as goodwill on the accompanying unaudited pro forma consolidated condensed balance sheet. The estimated fair values and useful lives of assets acquired and liabilities assumed and any resulting goodwill, are subject to final valuation adjustments in accordance with generally accepted accounting principles.

           The pro forma adjustments reflected in the unaudited pro forma consolidated condensed balance sheet are as if the transactions had occurred on September 30, 2000. The unaudited pro forma consolidated condensed income statement for the nine months ended September 30, 2000 assumes that these transactions were completed on January 1, 2000. The unaudited pro forma consolidated condensed income statement for the year ended December 31, 1999 assumes that these transactions were completed on January 1, 1999. The unaudited pro forma consolidated condensed financial statements reflect our purchase of all of the outstanding common stock of Eastern for $64.56 per share in cash and all of the outstanding common stock of EnergyNorth for $61.46 per share in cash on November 8, 2000.

           On August 31, 1999, Eastern completed a merger with Colonial Gas Company which was accounted for using the purchase method of accounting; Eastern was the acquiring company for financial reporting purposes. The unaudited pro forma consolidated condensed income statement for the year ended December 31, 1999, therefore, reflects the results of operations of Colonial for the four month period September 1, 1999 through December 31, 1999.

           The unaudited pro forma consolidated condensed financial statements do not reflect the anticipated cost savings that may be obtained from the elimination of duplicate corporate and administrative programs in connection with the acquisitions or operating efficiencies that may result. We have identified before-tax synergy savings to be approximately $40 million annually.

           The following unaudited pro forma consolidated condensed financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto of KeySpan, Eastern and EnergyNorth. The following statements are not necessarily indicative of the financial position or operating results that would have occurred had the proposed transactions been consummated on the date, or at the beginning of the period, for which the proposed transactions are being given effect nor are they necessarily indicative of future operating results or financial position.

                                     KEYSPAN
            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 2000
                                                                 Transaction                             Transaction
                                      KeySpan      Eastern       Adjustments   Pro Forma   EnergyNorth   Adjustments      Pro Forma
                                     ------------ ------------ -------------- ------------ -------------- ------------- ----------
                                                                                    (in thousands)
ASSETS
------
CURRENT ASSETS
   Cash and temporary cash
      investments                   $    63,618   $   39,122   $  (53,747)(4) $    48,993   $     175   $ (6,253) (11)  $  42,915
   Customer accounts receivable, net    806,087       74,397            -         880,484      14,478          -          894,962
   Other                                486,856      195,025            -         681,881      15,916          -          697,797
                                    -----------   ----------   ----------    ------------   ---------   --------    -------------
                                      1,356,561      308,544      (53,747)      1,611,358      30,569     (6,253)       1,635,674
                                    -----------   ----------   ----------    ------------   ---------   --------    -------------
EQUITY INVESTMENTS AND OTHERS           427,557       14,265            -         441,822           -          -          441,822
                                    -----------   ----------   ----------    ------------   ---------   --------    -------------

PROPERTY
   Electric                           1,386,206            -            -       1,386,206           -          -        1,386,206
   Gas                                3,584,690    1,538,249            -       5,122,939     179,838          -        5,302,777
   Other                                393,252      684,401            -       1,077,653       8,016          -        1,085,669
   Accumulated depreciation          (1,688,283)    (943,081)           -      (2,631,364)    (60,445)         -       (2,691,809)
   Gas exploration and production     1,346,357            -            -       1,346,357           -          -        1,346,357
   Accumulated depletion               (582,912)           -            -        (582,912)          -          -         (582,912)
                                    -----------   ----------   ----------    ------------   ---------   --------    -------------
                                      4,439,310    1,279,569            -       5,718,879     127,409          -        5,846,288
                                    -----------   ----------   ----------    ------------   ---------   --------    -------------
DEFERRED CHARGES
   Goodwill, net of amortization        350,552      242,497    1,126,767(1)    1,719,816           -    174,870(8)     1,894,686
   Regulatory assets and other          678,541      138,778       53,747(4)      881,815      15,164      6,253(11)      904,483
                                              -            -       10,749(2)            -           -      1,251(9)             -
                                    -----------   ----------   ----------    ------------   ---------   --------    -------------
                                      1,029,093      381,275    1,191,263       2,601,631      15,164    182,374        2,799,169
                                    -----------   ----------   ----------    ------------   ---------   --------    -------------
TOTAL ASSETS                        $ 7,252,521   $1,983,653   $1,137,516    $ 10,373,690   $ 173,142   $176,121    $  10,722,953
                                    ===========   ==========   ==========    ============   =========   ========    =============

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
  Current maturities of
    long-term debt                  $        - $       6,072   $        -     $    6,072    $    777           -    $       6,849
  Accounts payable and accrued
    expenses                           876,771       154,747            -      1,031,518      21,094           -        1,052,612
  Commercial paper                     382,090       121,990      276,907(1)     899,033      21,503      32,224(8)       970,847
                                              -             -        8,100(2)           -           -       2,100(9)             -
                                              -             -       99,197(3)           -           -      14,736(10)            -
                                              -             -       10,749(2)           -           -       1,251(9)             -
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------
                                      1,258,861       282,809      394,953      1,936,623      43,374      50,311        2,030,308
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------

DEFERRED CREDITS AND OTHER
  LIABILITIES
  Deferred income taxes                238,748       183,728            -        422,476      21,698           -          444,174
  Reserves and other liabilities       681,964       198,673            -        880,637       5,217           -          885,854
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------
                                        920,712       382,401            -      1,303,113      26,915           -        1,330,028
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------
GAS INVENTORY FINANCING                       -        59,657            -         59,657      11,455           -           71,112
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------

CAPITALIZATION
   Long-term debt                     2,120,752       501,937    1,478,003(1)   4,100,692      45,211     171,997(8)     4,317,900
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------
   Preferred stock                       84,323        16,737            -        101,060           -           -          101,060
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------
   Common stock                       2,987,242       274,028     (274,028)(1)  2,991,914      35,966     (35,966)(8)    2,991,914

                                              -             -        4,672(3)           -           -           -                -
                                     ----------    ------------  ---------     ---------    ----------   --------     -------------
   Retained earnings                    481,658       466,512     (466,512)(1)    481,658      10,221     (10,221)(8)      481,658
   Accumulated comprehensive income      (6,476)          155         (155)(1)     (6,476)          -           -           (6,476)
   Treasury stock purchased            (702,435)         (583)         583(1)    (702,435)          -           -         (702,435)
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------
     Total common shareholders
          equity                      2,759,989       740,112     (735,440)     2,764,661      46,187     (46,187)       2,764,661
                                     ----------    ----------    --------      ----------    --------   --------     -------------
Total capitalization                  4,965,064     1,258,786      742,563      6,966,413      91,398     125,810        7,183,621
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------
MINORITY INTEREST                       107,884             -            -        107,884           -           -          107,884
                                     ----------    ----------    ---------     ----------    --------   ---------    -------------
TOTAL LIABILITIES AND CAPITALIZATION $7,252,521    $1,983,653    $1,137,516    $10,373,690   $173,142   $ 176,121    $  10,722,953
                                     ==========    ==========    =========     ==========    ========   ==========   =============


                                                                             KEYSPAN
                                                     UNAUDITED PRO FORMA CONSOLIDATED CONDENSED INCOME STATEMENT
                                                                    YEAR ENDED DECEMBER 31, 1999


                                                                 Transaction     Pro                     Transaction
                                        KeySpan       Eastern    Adjustments     Forma       EnergyNorth Adjustments   Pro Forma
                                        ----------- -----------  ----------     ------------ ----------  -------       ------------
                                                                          (dollars in thousands)
REVENUES
   Gas Distribution                     $1,753,132  $   690,809          -      $ 2,443,941  $  124,863           -    $   2,568,804
   Marine Services                               -      267,269          -          267,269           -           -          267,269
   Electric Services                       861,582            -          -          861,582           -           -          861,582
   Gas Exploration and Production          150,581            -          -          150,581           -           -          150,581
   Energy Related Services and Other       189,318       20,624          -          209,942           -           -          209,942
                                        ----------  -----------  ---------      ------------ ----------   ---------    -------------
     Total Revenues                      2,954,613      978,702          -        3,933,315     124,863           -        4,058,178
                                        ----------  -----------  ---------      ------------ ----------   ---------    -------------

OPERATING EXPENSES
   Purchased gas                           744,432      339,274          -        1,083,706      73,961           -        1,157,667
   Purchased fuel                           17,252            -          -           17,252           -           -           17,252
   Operations and maintenance            1,091,166      403,465          -        1,494,631      27,086           -        1,521,717
   Depreciation, depletion and
     amortization                          253,440       81,373     28,169(6)       362,982       7,845       4,372 (13)     375,199
   Operating taxes                         366,154       41,151          -          407,305       3,812           -          411,117
                                        ----------  -----------  ---------      -----------  ----------   ---------    -------------
     Total Operating Expenses            2,472,444      865,263     28,169        3,365,876     112,704       4,372        3,482,952
                                        ----------  -----------  ---------      -----------  ----------   ---------    -------------

OPERATING INCOME                           482,169      113,439    (28,169)         567,439      12,159      (4,372)         575,226
                                        ----------  -----------  ---------      -----------  ----------   ---------    -------------

OTHER INCOME AND (DEDUCTIONS)
   Income from equity investments           15,347            -          -           15,347           -           -           15,347
   Interest income                          26,993        7,964          -           34,957           -           -           34,957
   Minority interest                       (11,141)           -          -          (11,141)          -           -         (11,141)
   Other                                     6,297        8,980          -           15,277         525           -           15,802
                                        ----------  -----------  ---------      -----------  ----------   ---------    -------------
     Total Other Income                     37,496       16,944          -           54,440         525           -           54,965
                                        ----------  -----------  ---------      -----------  ----------   ---------    -------------

INCOME BEFORE INTEREST CHARGES
   AND INCOME TAXES                        519,665      130,383    (28,169)         621,879      12,684      (4,372)         630,191

INTEREST CHARGES                           124,692       37,274    147,220(5)       309,186       4,915      17,427 (12)     331,528
INCOME TAXES                               136,362       36,154    (51,527(7)       120,989       3,740      (6,099)(14)     118,630
NET INCOME                                 258,611       56,955   (123,862)         191,704       4,029     (15,700)         180,033

Preferred stock dividend requirements       34,752        1,862          -           36,614           -           -           36,614
Earnings for common stock               $  223,859  $    55,093  $(123,862)     $   155,090  $    4,029   $ (15,700)   $     143,419
                                        ==========  ===========  =========      ===========  ==========   =========    =============

Averages shares outstanding (000)          138,526            -          -          138,526           -           -          138,526
BASIC AND DILUTED EARNINGS PER
COMMON SHARE                            $   1.62              -          -      $    1.12             -           -    $     1.04
                                        ==========                              ===========                            =============

                                                                              KEYSPAN
                                                     UNAUDITED PRO FORMA CONSOLIDATED CONDENSED INCOME STATEMENT
                                                                NINE MONTHS ENDED SEPTEMBER 30, 2000


                                                                   Transaction                             Transaction
                                           KeySpan    Eastern      Adjustments   Pro Forma    EnergyNorth  Adjustments    Pro Forma
                                       -----------    ----------   ------------  ----------   -----------  -----------   -----------
                                                                                  (in thousands)

REVENUES

   Gas Distribution                    $ 1,458,595 $  576,084            -    $ 2,034,679  $   149,148            -     $  2,183,827
   Marine Services                               -    211,751            -        211,751            -            -          211,751
   Electric Services                     1,097,616          -            -      1,097,616            -            -        1,097,616
   Gas Exploration and Production          169,966          -            -        169,966            -            -          169,966
   Energy Related Services and Other       485,161     19,713            -        504,874            -            -          504,874
                                         ---------    -------    ---------      ---------     --------     --------     ------------
     Total Revenues                      3,211,338    807,548            -      4,018,886      149,148            -        4,168,034
                                         ---------    -------    ---------      ---------     --------     --------     ------------

OPERATING EXPENSES

   Purchased gas                           717,140    280,469            -        997,609       94,884            -        1,092,493
   Purchased fuel                          301,361          -            -        301,361            -            -          301,361
   Operations and maintenance            1,156,355    357,955            -      1,514,310       33,334            -        1,547,644
   Depreciation, depletion and
   amortization                            216,364     73,051       21,127(6)     310,542        8,408        3,279(13)    322,229
   Operating taxes                         298,010     34,424            -        332,434        4,154            -          336,588
                                         ---------    -------    ---------      ---------     --------     --------     ------------
     Total Operating Expenses            2,689,230    745,899       21,127      3,456,256      140,780        3,279        3,600,315
                                         ---------    -------    ---------      ---------     --------     --------     ------------

OPERATING INCOME                           522,108     61,649     (21,127)        562,630        8,368      (3,279)          567,719
                                         ---------    -------    ---------      ---------     --------     --------     ------------

OTHER INCOME AND (DEDUCTIONS)

   Income from equity investments           16,333          -            -         16,333            -            -           16,333
   Minority interest                      (13,747)          -            -       (13,747)            -            -         (13,747)
   Other                                     6,510      5,225            -         11,735          243            -           11,978
                                         ---------    -------    ---------      ---------     --------     --------     ------------
     Total Other Income                      9,096      5,225            -         14,321          243            -           14,564
                                         ---------    -------    ---------      ---------     --------     --------     ------------

INCOME BEFORE INTEREST CHARGES
AND INCOME TAXES                           531,204     66,874     (21,127)        576,951        8,611      (3,279)          582,283

INTEREST CHARGES                           120,106     34,139      110,415(5)     264,660        5,332      13,070 (12)      283,062

INCOME TAXES                               170,858     13,828     (38,645)(7)     146,041        3,137      (4,575)(14)      144,603

NET INCOME                                 240,240     18,907     (92,897)        166,250          142     (11,774)          154,618

Preferred stock dividend requirements       16,453      1,082            -         17,535            -            -           17,535
Earnings for common stock              $   223,787    $17,825    $(92,897)    $   148,715     $    142    $(11,774)     $    137,083
                                         =========    =======    =========      =========     ========    =========     ============

Averages shares outstanding (000)          133,965          -            -        133,965            -            -          133,965

BASIC AND DILUTED EARNINGS PER
COMMON SHARE                           $     1.67           -            -    $     1.11             -            -     $       1.02
                                         =========                              =========                               ============

                        NOTES TO THE UNAUDITED PRO FORMA
                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2000

NOTE 1. CASH CONSIDERATION AND ESTIMATED GOODWILL RELATED TO THE EASTERN ACQUISITION

             Cash consideration paid to Eastern shareholders will be refinanced from the proceeds of the Notes and commercial paper issuances. We will issue approximately $1.478 billion of Notes at an estimated annual effective interest rate of 8.149% and approximately $277 million of commercial paper at an estimated annual interest rate of 6.78%. We acquired all of the outstanding common stock of Eastern for $64.56 per share, in cash.

             The estimated goodwill reflects the recognition of the excess amount of the purchase price over the fair value of the net assets acquired, including costs incurred directly related to the consummation. The following represents the estimated goodwill calculation:


Estimated Eastern common shares outstanding at date of closing        27,183,454
Share price                                                      $       64.558
                                                                  --------------
Purchase price                                                   $ 1,754,909,423
Common equity of Eastern                                           (740,112,000)
                                                                  --------------
                                                                 $ 1,014,797,423
Estimated transaction costs (see note 2)                               8,100,000
Estimated restructuring and other costs (see note 3)                 103,870,000
                                                                  --------------
Estimated goodwill                                               $ 1,126,767,423
                                                                  ==============
Amortization period                                                           40
Estimated yearly amortization                                    $    28,169,186
Estimated nine months amortization                               $    21,126,889

             A final determination of goodwill will reflect purchase accounting adjustments based on the fair value of assets and liabilities acquired, actuarial valuations related to employee benefit plans, estimates with respect to the effect of consolidation of corporate and administrative functions, completion of studies related to environmental issues, possible contract and asset impairment charges, possible asset sales, and other adjustments.

NOTE 2.      ESTIMATED TRANSACTION COSTS ASSOCIATED WITH THE EASTERN ACQUISITION

             We have incurred direct expenses related to the acquisition, including accounting, investment banking, legal and consulting fees. The pro forma adjustments include an estimate for these costs of $8.1 million, which is included in goodwill. These costs will be refinanced through the issuance of commercial paper. We will also incur underwriting fees of approximately $10.7 million. These costs will be amortized to interest expense over the life of the related debt and will be financed through the issuance of commercial paper.

NOTE 3. ESTIMATED RESTRUCTURING AND OTHER COSTS ASSOCIATED WITH THE EASTERN ACQUISITION

             Eastern has incurred direct expenses related to the acquisition, including accounting, investment banking, legal and consulting fees, of
approximately  $13.9  million.   In  addition,   Eastern  incurred  expenses  of
approximately $76.3 million for contractual obligations, such as "change in control" payments and non-qualified stock options, that were "cashed out." These costs have been expensed as incurred by Eastern and have been included in the calculation of estimated goodwill. These costs will be refinanced through the issuance of commercial paper. Eastern has also incurred costs of approximately
$9 million associated with a severance program. These costs have also been included in the calculation of estimated goodwill and will be financed through the issuance of commercial paper. Further, some Eastern options were converted to options to purchase KeySpan stock. The estimated value of such options, which were primarily fully vested, approximated $4.7 million and were recorded as additional purchase price consideration by us.

NOTE 4.              FORWARD STARTING SWAP AGREEMENT

             In anticipation of issuing long-term debt, we entered into forward starting swap agreements to hedge a portion of the risk that the cost of the issuance of the Notes would be adversely affected by changes in interest rates. Through September 30, 2000, we entered into $1.35 billion of forward starting swap agreements with interest rates that ranged from 6.86% to 7.78%. The maturities on these instruments range from 5 to 30 years. Based on interest rates effective as of October 30, 2000, we estimate that we may be obligated to pay counterparties approximately $54 million at the time of the issuance of the Notes. This amount will be amortized to interest expense over the life of the Notes and reflects the significant decrease in interest rates since we entered into the forward starting swap lock agreements.

NOTE 5.              INTEREST EXPENSE ASSOCIATED WITH THE EASTERN ACQUISITION

             Interest expense reflects the issuance of approximately $1.478 billion of Notes and approximately $277 million of commercial paper to refinance a portion of the Bridge Financing and other commercial paper, which was issued to finance a portion of the acquisition price of Eastern at estimated annual effective interest rates of 8.149% and 6.78%, respectively. The long-term debt interest rate is an all-inclusive rate that reflects the rates associated with our forward starting swap agreements, as well as our estimated credit spread and an estimate for the amortization of underwriting fees. Interest expense also reflects the issuance of commercial paper to finance transaction costs of approximately $118 million at an estimated annual interest rate of 6.78%. A change in the actual interest rate of 0.125%, as compared to the estimated interest rates, will change net income by approximately $1.5 million annually and by $1.1 million for nine months.

NOTE 6.         AMORTIZATION OF GOODWILL ASSOCIATED WITH THE EASTERN ACQUISITION

             Goodwill, which is not tax deductible, will be amortized over a 40 year period.

NOTE 7.              INCOME TAXES ASSOCIATED WITH THE EASTERN ACQUISITION

             Income taxes on the unaudited pro forma consolidated condensed income statement have been adjusted to reflect the tax deduction of interest expense at a rate of 35%. A tax benefit has not been provided for goodwill since it is not tax deductible.

NOTE 8. CASH CONSIDERATION AND ESTIMATED GOODWILL ASSOCIATED WITH THE ENERGYNORTH ACQUISITION

             Cash consideration paid to EnergyNorth shareholders will be refinanced from the proceeds of the Notes and commercial paper issuances. We will issue approximately $172 million of Notes at an estimated annual effective interest rate of 8.149% and approximately $32 million of commercial paper at an estimated annual interest rate of 6.78%. We acquired all of the outstanding common stock of EnergyNorth for $61.46 per share, in cash.

           The estimated goodwill reflects the recognition of the excess amount of the purchase price over the fair value of the net assets acquired, including adjustments for costs incurred directly related to the consummation. The following represents the estimated goodwill calculation:


Estimated EnergyNorth common shares outstanding at date of closing    3,322,903
Share price                                                       $     61.4587
                                                                  -------------
Purchase price                                                    $ 204,221,299
Common equity of EnergyNorth                                       (46,187,000)
                                                                  -------------
                                                                  $ 158,034,299
Estimated transaction costs (see note 9)                              2,100,000
Estimated restructuring and other costs (see note 10)                14,736,000
                                                  --              -------------
Estimated goodwill                                                $ 174,870,299
                                                                  =============
Amortization period                                                          40
Estimated yearly amortization                                     $   4,371,757
Estimated nine month amortization                                 $   3,278,818

             A final determination of goodwill will reflect purchase accounting adjustments based on the fair value of assets and liabilities acquired, actuarial valuations related to employee benefit plans, estimates with respect to the effect of consolidation of corporate and administrative functions, completion of studies related to environmental issues, possible contract and asset impairment charges, possible asset sales, and other adjustments.

NOTE 9.      ESTIMATED TRANSACTION COSTS ASSOCIATED WITH THE ENERGYNORTH
             ACQUISITION

             Together, we and Eastern have incurred direct expenses related to the EnergyNorth acquisition, including accounting, investment banking, legal and consulting fees. The pro forma adjustments include an estimate for these costs of $2.1 million, which is included in goodwill. These costs will be refinanced through the issuance of commercial paper. We and Eastern will incur underwriting fees of approximately $1.3 million. These costs will be amortized to interest expense over the life of the related debt and will be financed through the issuance of commercial paper.

NOTE 10. ESTIMATED RESTRUCTURING AND OTHER COSTS ASSOCIATED WITH THE ENERGYNORTH ACQUISITION

             EnergyNorth has incurred direct expenses related to the acquisition, including accounting, investment banking, legal and consulting fees, of approximately $4.7 million. In addition, EnergyNorth incurred expenses of approximately $10 million for contractual obligations, such as "change in control" payments. These costs were expensed as incurred by EnergyNorth and have been included in the calculation of estimated goodwill. These costs will be refinanced through the issuance of commercial paper.

NOTE 11.     FORWARD STARTING SWAP AGREEMENT

             In anticipation of issuing long-term debt, we entered into forward starting swap agreements to hedge a portion of the risk that the cost of issuance of the Notes would be adversely affected by changes in interest rates. Through September 30, 2000, we entered into $150 million of forward starting swap agreements with interest rates that ranged from 6.86% to 7.78%. The maturities on these instruments range from 5 to 30 years. Based on interest rates effective as of October 30, 2000, we estimate that we may be obligated to pay counterparties approximately $6 million at the time of the issuance of the Notes. This amount will be amortized to interest expense over the life of the Notes and reflects the significant decrease in interest rates since we entered into the forward starting swap lock agreements.

NOTE 12.     INTEREST EXPENSE ASSOCIATED WITH THE ENERGYNORTH ACQUISITION

             Interest expense reflects the issuance of approximately $172 million of Notes and approximately $32 million of commercial paper to refinance the Bridge Financing and other commercial paper, which was issued to finance a portion of the acquisition price of EnergyNorth at estimated effective annual interest rates of 8.149% and 6.78%, respectively. The long-term debt interest rate is an all-inclusive rate that reflects the rates associated with our forward starting swap agreements, as well as our estimated credit spread and an estimate for the amortization of underwriting fees. Interest expense also reflects the issuance of commercial paper to finance transaction costs of approximately $18.1 million at an estimated annual interest rate of 6.78%. A change in the actual interest rate of 0.125%, as compared to the estimated interest rates, will change net income by approximately $0.2 million annually and have an immaterial effect on net income for the nine month period.

NOTE 13.    AMORTIZATION OF GOODWILL ASSOCIATED WITH THE ENERGYNORTH ACQUISITION

             Goodwill, which is not tax deductible, will be amortized over a 40 year period.

NOTE 14.     INCOME TAXES ASSOCIATED WITH THE ENERGYNORTH ACQUISITION

             Income taxes on the unaudited pro forma consolidated condensed income statement have been adjusted to reflect the tax deduction of interest expense at a rate of 35%. A tax benefit has not been provided for goodwill since it is not tax deductible.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

           The following is a summary of items affecting our comparative earnings and a discussion of material changes in revenues and expenses during the nine month period ended September 30, 2000 compared to the nine month period ended September 30, 1999. For both periods presented, diluted earnings per share is the same as basic earnings per share, since there was no effect on earnings per share from our outstanding options. This summary does not include any discussion of the financial results of Eastern or EnergyNorth.

EARNINGS SUMMARY

           Earnings (loss) by reporting segment is set forth in the following table for the periods indicated:


                                                       NINE MONTHS ENDED
                                                         SEPTEMBER 30,
                                           -------------------------------------
                                                 1999                   2000
                                           ----------------      ---------------
                                                        (in thousands)

Gas distribution                           $     92,873      $          101,025
Electric services                                59,786                 103,316
Gas exploration and production                    9,239                  29,381
Energy services                                  (2,384)                 25,221
Energy investments                                5,937                   7,877
Other                                           (16,292)                (43,033)
                                           ------------         ---------------
Consolidated earnings                      $    149,159      $          223,787
                                           ============         ===============


           Consolidated earnings were $1.67 per share for the nine months ended September 30, 2000, compared to $1.06 per share for the corresponding period in 1999. Our average common shares outstanding for the nine months ended September 30, 2000 were approximately 4% less than the same period last year.

           The increase in consolidated earnings primarily reflects the operations of the 2,168 megawatt Ravenswood electric generating facility located in Queens, New York, which was acquired in June 1999, as well as earnings from our energy services segment which primarily reflect earnings from intercompany fuel procurement and energy management services provided to the Ravenswood facility.

           The increase in earnings from the gas distribution segment for the nine months ended September 30, 2000, compared to the corresponding period in 1999, reflects revenue benefits from continued gas sales growth and favorable gas prices compared to oil prices.

           Consolidated earnings for the nine months ended September 30, 2000, also reflect improved performance from our gas exploration and production segment, which benefitted from significantly higher realized gas prices and increased production volumes compared to last year. In addition, on March 31, 2000, we increased our ownership in Houston Exploration from 64% to 70%.

           Partially offsetting the aforementioned benefits to comparative earnings were certain corporate expenses which have not been allocated to operating segments. We also made an additional contribution to the KeySpan Foundation, a not-for-profit philanthropic foundation that makes donations to local charitable community organizations. In addition, we realized lower interest income on temporary cash investments compared to the nine months ended September 30, 1999 because we have used cash to repurchase shares of our common stock and to finance acquisitions and joint venture investments.

           REVENUES

           For the nine months ended September 30, 2000, consolidated revenues were $3.2 billion, compared to $2.0 billion for the corresponding period last year, an increase of $1.2 billion or 57%. The increase in revenues for the nine months ended September 30, 2000 is due primarily to:

     o    an increase of $457.8 million from the Ravenswood facility;

     o    an increase in gas distribution revenues of $250.3 million; and

     o    an increase of $357.3 million in revenues from the energy services segment.

           Revenues from the Ravenswood facility benefitted from the sale of energy, capacity and ancillary services to the New York Independent System Operator at competitive market prices. Prior to the start of the New York Independent System Operator on November 19, 1999, all of the energy and capacity from the Ravenswood facility was sold to Consolidated Edison Company of New York on a cost recovery and fixed fee basis.

           Revenues from the gas distribution segment benefitted from continued gas sales growth and favorable gas prices compared to oil prices. Revenues from the gas distribution segment also included recovery of gas costs, which have been higher in 2000 compared to 1999.

           The increase in revenues from the energy services segment resulted from recent acquisitions of companies providing various energy-related services throughout the New York tri-state metropolitan area, Pennsylvania and Rhode Island, and sales growth related to our gas and electric marketing subsidiary, KeySpan Energy Supply, LLC.

           OPERATING EXPENSES

           Consolidated operating expenses for the nine months ended September 30, 2000 were $2.7 billion compared to $1.7 billion for the corresponding period last year, an increase of $1.0 billion, or 58%. The increases in operating expenses were primarily the result of higher purchased fuel and gas costs, and higher operations and maintenance expenses. Fuel and purchased power expense for the operation of the Ravenswood facility was $235.1 million for the nine months ended September 30, 2000. We did not incur any fuel costs for the Ravenswood facility for the corresponding period in 1999. The prior owner of the Ravenswood facility, Consolidated Edison, owned and supplied the fuel necessary to operate the Ravenswood facility from June 19, 1999, until the start of the New York Independent System Operator on November 19, 1999. During that time, all of the energy generated by the Ravenswood facility was supplied to Consolidated Edison. Purchased fuel expense also reflects costs incurred by our gas and electric marketing subsidiary which began providing residential, commercial and industrial customers with electricity sales in January 2000.

           The increase in gas cost for the nine months ended September 30, 2000, compared to the same period last year, resulted from gas sales growth associated with our two New York gas distribution subsidiaries and our gas marketing subsidiary, as well as higher gas prices. Variations in utility gas costs have little impact on operating results because the current gas rate structure of each of our two New York gas distribution utilities includes a gas adjustment clause under which variations between actual gas costs and gas cost recoveries are deferred and subsequently refunded to or collected from customers. However, fluctuations in gas costs can affect earnings of our gas and electric marketing subsidiary, which in response, employs derivative financial instruments to hedge a portion of the risk associated with future higher gas costs.

           Operations and maintenance expenses have increased by $358.4 million, or 47%, for the nine months ended September 30, 2000 compared to the corresponding period in 1999, primarily as a result of recent acquisitions of companies providing various energy-related services, the operations of the Ravenswood facility and the installation of an underground transmission line to reinforce the electric system capacity on the south fork of Long Island on behalf of the Long Island Power Authority.

           OTHER INCOME AND (DEDUCTIONS)

           Other income includes equity income from subsidiaries comprising the energy investments segment, primarily our investments in Canada. In addition, other income also includes interest income from temporary cash investments, the effect on net income from the minority interest associated primarily with Houston Exploration, as well as non-operating expenses. We recorded a charge of $5.0 million during the period ended September 30, 2000, reflecting a contribution to the KeySpan Foundation. Further, for the nine months ended September 30, 2000, other income includes a charge of $9.0 million related to rate settlement issues, compared to a charge of $6.0 million recorded in the nine months ended September 30, 1999. We also realized lower interest income on temporary cash investments as compared to the same period last year.

           OTHER EXPENSES

           Interest expense was $21.3 million higher for the nine months ended September 30, 2000, compared to the corresponding period in 1999. Interest expense for the period ended September 30, 2000 reflects higher levels of debt outstanding, primarily related to medium terms notes issued in February 2000, debt associated with our Canadian investments and higher commercial paper borrowings.

           Income tax expense reflects the higher level of pre-tax income for the nine months ended September 30, 2000, compared to the corresponding period in 1999. Further, during the nine months ended September 30, 2000, we changed our basis for computing local income taxes which contributed to the increase in income tax expense. Income tax expense for the nine months ended September 30, 1999 also reflects an adjustment to deferred tax expense and current tax expense for the utilization of previously deferred net operating loss carryforwards recorded in 1998. In 1998, we recorded, as a deferred tax asset, a benefit of $71.1 million for net operating loss carryforwards. We estimated that $57.4 million of the benefits from the net operating loss carryforwards from 1998 would be realized in our consolidated 1999 federal and state income tax returns, and accordingly, applied the net operating loss benefits in our 1999 federal and state tax provisions.


RECENT DEVELOPMENTS

           ACQUISITION OF EASTERN

           On November 8, 2000, we acquired all of the common stock of Eastern and EnergyNorth in an all cash acquisition.

           The goodwill associated with the transactions is currently estimated to be approximately $1.3 billion. Consolidated proforma income statements for the twelve months ended December 31, 1999, including future interest expense and the amortization of goodwill, indicate that the transactions will have a dilutive effect on net income. However, the consolidated proforma income statement does not include:

     o    continued  gas  sales  growth   throughout   our  service   territory,
          especially on Long Island and New England;

     o    earnings enhancement from our investment in the Ravenswood facility;

     o the continued successful integration of acquired companies providing energy-related services within our energy services segment; and

     o    anticipated   before-tax  synergy  savings  of  $40  million  annually
          starting in 2001.

           We currently expect that these earnings enhancements will offset the dilutive effects of the Eastern and EnergyNorth transactions, and we believe that year-end earnings in 2000 could be as much as 40% higher than earnings achieved in 1999, excluding the impact of transaction and restructuring charges to be recorded in the fourth quarter of 2000 which are currently estimated to be at least $50 million. We are also completing our resource allocation process for 2001 and believe that we will achieve the growth and synergy savings projected as part of the Eastern and EnergyNorth acquisitions.

           In line with our objective to realize synergy savings, we have implemented an early retirement program and targeted voluntary severance programs. Further, we anticipate disposing of some of our non-core assets (I.E., assets other than those associated with our gas distribution and electric generation operations) within the next several years. However, we are unable to predict when or if any such sales will occur or their impact on our results of operations or financial condition.

           Following our announcement that we had entered into an agreement to purchase Eastern, Standard & Poor's Rating Services placed our, as well as Eastern's, corporate credit, senior unsecured debt, and preferred stock on credit watch with negative implications. Similarly, Moody's Investors Service also placed our, as well as Eastern's, corporate credit, senior unsecured debt, commercial paper and preferred stock on review for possible downgrade. The rating agencies have finalized their review process. Moody's has reaffirmed our long-term A3 issuer rating, and Standard & Poor has upgraded us to an A issuer rating.

SEGMENT RESULTS

GAS DISTRIBUTION

           KeySpan Energy Delivery New York provides gas distribution services to customers in the New York City Boroughs of Brooklyn, Queens and Staten Island, and KeySpan Energy Delivery Long Island provides gas distribution services to customers in the Long Island counties of Nassau and Suffolk and the Rockaway Peninsula of the Borough of Queens.

           The table below highlights significant financial data and operating statistics for the gas distribution segment for the periods indicated.


                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                -------------------------------
                                                       1999             2000
                                                ------------------ -------------
                                                          (dollars in thousands)

Revenues                                        $    1,208,254      $  1,458,595
Purchased gas for resale                               470,633           663,246
Revenue taxes                                           75,578            78,695
                                                --------------      ------------
      Net Revenues                                     662,043           716,654
                                                --------------      ------------
Operations and maintenance                             306,364           323,401
Depreciation and amortization                           73,235            86,698
Operating taxes                                         83,879            93,867
                                                --------------      ------------
      Total Operating Expenses                         463,478           503,966
                                                --------------      ------------
Operating Income                                $      198,565      $    212,688
                                                ==============      ============
Firm gas sales (MDTH) (1)                              120,401           125,318
Firm transportation (MDTH)                              15,030            19,306
Transportation - Electric Generation (MDTH)             61,763            45,342
Other sales (MDTH)                                      38,279            67,380
Warmer than normal                                        9.7%              5.9%
---------------------
(1) A MDTH is 10,000 therms (British Thermal Units) and reflects the heating content of approximately one million cubic feet of gas. A therm reflects the heating content of approximately 100 cubic feet of gas. One billion cubic feet (BCF) of gas equals approximately 1,000 MDTH.

           NET REVENUES

           Net gas revenues for the nine months ended September 30, 2000, increased by $54.6 million, or 8%, compared to the corresponding period last year. The increase in net gas revenues was due to continued gas sales growth and favorable gas prices compared to oil prices. Firm net gas revenues grew approximately $26 million for the nine months ended September 30, 2000 over the corresponding period in 1999, through the addition of new gas customers and oil to gas conversions, primarily in the Long Island market. Long Island has a low natural gas saturation rate and significant gas sales growth opportunities are believed to be available. We estimate that on Long Island less than 30% of the residential and multi-family markets, and approximately 70% of the commercial market currently use natural gas for space heating. In the Long Island service area, we will continue to seek growth through the expansion of our distribution system, as well as through the conversion of residential homes from oil-to-gas for space heating purposes and the pursuit of opportunities to grow multi-family, industrial and commercial markets.

           In the large volume heating markets and other interruptible markets, which include large apartment houses, government buildings and schools, gas service is provided under rates that are set to compete with prices of alternative fuel, including No. 2 and No. 6 grade heating oil. The price of both heating grade fuel oil and natural gas have increased significantly during the past few months. During the nine months ended September 30, 2000, gas generally sold at a slight discount to heating oil. We increased sales in these markets by approximately $23 million for the nine months ended September 30, 2000, compared to the same period in 1999, through aggressive unit pricing and the addition of two large commercial and industrial customers.

           The gas distribution segment is influenced by seasonal weather conditions. Annual gas revenues are substantially realized during the heating season (November 1 to April 30) as a result of the large proportion of heating sales, primarily residential, compared with total sales. Accordingly, results of operations for gas distribution operations historically are most favorable in the three months ended March 31, with results of operations being next most favorable in the three months ended December 31. Results for the quarter ended June 30 are marginally profitable or unprofitable, and losses are generally incurred in the quarter ended September 30.

           Our New York gas distribution subsidiaries operate under utility tariffs that each contain a weather normalization adjustment that largely offsets shortfalls or excesses of firm net revenues (i.e., revenues less gas costs and revenue taxes) during a heating season due to variations from normal weather.

           SALES, TRANSPORTATION AND OTHER QUANTITIES

           Comparative firm gas sales and transportation quantities for the nine months ended September 30, 2000, reflect the increase in firm sales, as discussed above. Firm gas transportation quantities increased in the nine months ended September 30, 2000, as we continued our natural gas deregulation initiatives. Our net margins are currently not affected by customers opting to purchase their gas supply from sources other than us, since distribution rates charged to transportation customers are the same as those charged to full sales service customers.

           Transportation quantities related to electric generation reflect the transportation of gas to our electric generating facilities located on Long Island. Net revenues from these services are minimal.

           Other sales quantities include on-system interruptible quantities, off-system sales quantities (sales made to customers out of our service territories) and related transportation. Effective April 1, 2000, we entered into an agreement with Coral Resources, L.P., a subsidiary of Shell Oil Company. Coral assists in the origination, structuring, valuation and execution of energy-related transactions. A sharing exists between gas ratepayers and our two New York gas distribution subsidiaries for off-system gas transactions. Our share of the profits on such transactions is then shared with Coral. We also share in revenues arising from transactions initiated by Coral. Prior to this agreement with Coral, KeySpan Energy Delivery New York had a gas supply and asset management agreement with Enron Capital and Trade Resources Corp. and obtained the right to earn revenues based upon its management of KeySpan. As a result of the Enron agreement, KeySpan Energy Delivery New York did not report any off-system sales quantities in 1999.

           OPERATING EXPENSES

           Operating expenses increased by $40.5 million, or 9%, for the nine months ended September 30, 2000, compared to the same period in 1999. Operations and maintenance expense reflects generally higher labor costs and associated employee benefit expenses and higher marketing costs and incentives related to our gas expansion initiatives on Long Island. The increase in depreciation and amortization expense generally reflect continued property additions, and the amortization of certain regulatory items previously deferred and now being recovered through revenue recovery mechanisms. Further, operating taxes which include state and local taxes on property have increased as the applicable property base and tax rates generally have increased.

ELECTRIC SERVICES

           The electric services segment primarily consists of subsidiaries that own, lease and operate oil and gas fired generating plants in Queens and Long Island, and through long-term contracts, manage the electric transmission and distribution system, the fuel and electric purchases, and the off-system electric sales for the Long Island Power Authority.

           Selected financial data for the electric services segment is set forth in the table below for the periods indicated.


                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                           -------------------------------------
                                                 1999                  2000
                                           -----------------    ----------------
Revenues                                            (dollars in thousands)

  LIPA service agreements                  $      536,428       $       569,691
  Ravenswood facility                              70,124               527,925
                                           --------------       ---------------
     Total Revenues                               606,552             1,097,616
Purchased fuel                                          -               235,131
                                           --------------       ---------------
Net Revenues                                      606,552               862,485
                                           --------------       ---------------
  Operations and maintenance                      367,078               503,234
  Depreciation                                     32,660                36,814
  Operating taxes                                  94,162               117,603
                                           --------------       ---------------
     Total Operating Expenses                     493,900               657,651
                                           --------------       ---------------
Operating Income                           $      112,652       $       204,834
                                           ==============       ===============
Electric Sales (MWh)                            2,155,496             4,013,843
Cooling degree days                                 1,146                 1,124
Capacity (MW)                                       2,120                 2,294

           NET REVENUES

           Electric net revenues increased by $255.9 million, or 42%, for the nine months ended September 30, 2000, compared to the same period in 1999. The increase in electric net revenues is due primarily to the Ravenswood facility. Revenues from the Ravenswood facility benefitted from the sale of energy, capacity and ancillary services to the New York Independent System Operator at competitive market prices, and from effective hedging strategies. Prior to the start of the New York Independent System Operator, all of the energy and capacity from the Ravenswood facility was sold to Consolidated Edison on a cost recovery and fixed fee basis. There were no sales of ancillary services in 1999.

           Purchased fuel expense for the operation of the Ravenswood facility was $235.1 million for the nine months ended September 30, 2000. We did not incur any fuel costs for the Ravenswood facility for the corresponding period in 1999. Consolidated Edison owned and supplied the fuel necessary to operate the

Ravenswood facility from the time we acquired it until the start of the New York Independent System Operator on November 19, 1999.

           Net revenues from our service agreements with the Long Island Power Authority were $33.3 million higher for the nine months ended September 30, 2000 compared to the corresponding period last year. The increase in revenues is primarily the result of a major construction project performed by us on behalf of the Long Island Power Authority. In June 2000, we completed the installation of an underground transmission line to reinforce the electric system capacity on the south fork of Long Island. The project was performed under a fixed fee contract with the Long Island Power Authority as part of our management services agreement.

           Further, revenues for the nine months ended September 30, 2000 include $14 million of off-system sales from our Long Island electric generation units. Under the terms of the energy management agreement with the Long Island Power Authority, we are entitled to one-third of the profit from any off-system electricity sales arranged by us on the Long Island Power Authority's behalf.

           We have realized significant revenues and profits from the sale of energy, capacity and ancillary services from the Ravenswood facility and through the energy management agreement. Ancillary services include primarily spinning reserves and non-spinning reserves. Due to the significant increase in the market-clearing price for electricity and certain ancillary services, the New York Independent System Operator and other market participants have requested that the Federal Energy Regulatory Commission cap the sales prices for both energy sales and the sale of ancillary services. See Note 6 to the Consolidated Financial Statements, "New York State Independent System Operator Matters" for a further discussion of these matters.

           OPERATING EXPENSES

           Operating expenses for the nine months ended September 30, 2000, increased by $163.8 million, or 33%, compared to the same period in 1999. The increase in operating expenses in 2000, reflects primarily the operations of the Ravenswood facility. Operating expenses associated with the Ravenswood facility increased by $120.2 million for the nine months ended September 30, 2000, compared to the corresponding period of 1999. Since the Ravenswood facility was acquired by us in June 1999, operating expenses for the period ended September 30, 2000 reflect a full nine months of operations compared to only three months of operations for the period ended September 30, 1999.

           Included in operating expenses for the Ravenswood facility are charges of $48.7 million for the nine months ended September 30, 2000, for fuel management services provided by a subsidiary within the energy services segment. There were no comparable charges in 1999.

           Operating expenses incurred by us under the Long Island Power Authority service agreements increased by $43.5 million for the nine months ended September 30, 2000 compared to the corresponding period last year, due primarily to costs incurred to install the new electric transmission line discussed above.

           EARNINGS

           In addition to the aforementioned, earnings available for common stock for the nine months ended September 30, 2000 also reflect an allocation for interest expense, city, state and federal income tax provisions, and a charge, net of tax, of $2.2 million for the loss on the sale of selected assets.

           OTHER ISSUES

           We have filed an application with the New York Public Service Commission to build a new 250 MW cogeneration facility at the site of the Ravenswood facility. The new facility, which will generate electricity and steam, is expected to be in service in 2003. Further, we continue to evaluate the electric needs on Long Island and may, if economic circumstances and energy needs so warrant, proceed with strategies to add additional electric capacity on Long Island.

GAS EXPLORATION AND PRODUCTION

           The gas exploration and production segment is engaged in gas and oil exploration and production, and the development and acquisition of domestic natural gas and oil properties. This segment consists of our 70% equity interest in Houston Exploration, as well as KeySpan Exploration and Production, LLC, our wholly owned subsidiary engaged in a joint venture with Houston Exploration. On March 31, 2000, under a pre-existing credit arrangement, approximately $80 million in debt owed by Houston Exploration to us was converted into Houston Exploration common equity. Upon that conversion, our common equity ownership interest in Houston Exploration increased from 64% to approximately 70%.

           Selected  financial  data  and  operating   statistics  for  the  gas
exploration and production segment are set forth in the following table for the periods indicated.


                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                             -----------------------------------
                                                   1999                  2000
                                             -----------------    --------------
                                                     (dollars in thousands)

Revenues                                     $       103,622      $      169,966
Depreciation and amortization                         53,673              65,257
Other operating expenses                              20,070              32,195
                                             ---------------      --------------
Operating income                             $        29,879      $       72,514
                                             ===============      ==============
Natural gas production (Mmcfe)                        51,572              58,228
Natural gas (per Mcf) realized               $          2.00      $         2.88
Natural gas (per Mcf) unhedged               $          2.05      $         3.33

           Operating income above represents 100% of our gas exploration and production subsidiaries' results for the periods indicated. Earnings, however, are adjusted to reflect our minority interest and, accordingly, include 70% of Houston Exploration's results since April 1, 2000, and 64% of Houston Exploration's results for all periods prior to March 31, 2000. Gas reserves and production are stated in BCFe and Mmcfe, which includes equivalent oil reserves.

           OPERATING INCOME

           Operating income increased by $42.6 million for the nine months ended September 30, 2000, compared to the corresponding period in 1999. For the nine months ended September 30, 2000, operating income reflects the benefits derived from a 13% increase in production volumes, combined with a 44% increase in average realized gas prices (average wellhead price received for production for the nine months ended September 30, 2000, plus hedging gains and losses) over comparable amounts for the corresponding period in 1999. At December 31, 1999, our gas exploration and production subsidiaries had 553 BCFe of net proved reserves of natural gas, of which approximately 75% were classified as proved developed.

ENERGY SERVICES

           Our energy services segment primarily includes companies that provide services through four lines of business to clients located within the New York tri-state metropolitan area, Pennsylvania and in Rhode Island. The lines of business include:

          o          home energy services;
          o          business solutions;
          o          commodity procurement; and
          o          telecommunications services.

           In February 2000, we acquired three additional companies that provide energy-related services within these lines of business. Further, in August 2000, we acquired another company that builds, installs and services heating, ventilation and air-conditioning equipment throughout New Jersey and eastern Pennsylvania, with customers ranging from small industrial facilities to large pharmaceutical plants. This company has 400 employees and reported revenues of $93 million in 1999. In addition, we are also involved, through a joint venture, in providing energy-related services to consumers through the MyHomeKey.com website. MyHomeKey is a personalized, internet-based home management system that puts service providers at customers' fingertips, delivers advice and one-stop shopping for most home products and services. MyHomeKey.com was launched in September 2000.

           Selected financial data for the energy services segment is set forth in the following table for the periods indicated.


                                                       NINE MONTHS ENDED
                                                         SEPTEMBER 30,
                                            ------------------------------------
                                                  1999                   2000
                                            ----------------      --------------
                                                         (in thousands)

 Unaffiliated revenues                      $      123,165        $      480,511
 Intersegment revenues                                   -                48,677
 Cost of goods sold                                100,706               408,985
                                            --------------        --------------
 Gross Profit Margin                                22,459               120,203
 Depreciation and amortization                       2,292                 7,252
 Other operating expenses                           24,658                60,993
                                            --------------        --------------
 Operating Income (Loss)                    $      (4,491)        $       51,958
                                            ==============        ==============

           The increase in results of operations of the energy services segment for the nine months ended September 30, 2000, compared to the corresponding period in 1999, reflects primarily, fuel-management services provided to the Ravenswood facility. For the nine months ended September 30, 2000, these services provided this segment with earnings of $25.7 million. A subsidiary within this segment, KeySpan Energy Supply, LLC, provides the Ravenswood facility with energy procurement advisory services and acts as an energy broker for the sale of electricity and ancillary services. For these services, KeySpan Energy Supply receives a management fee and shares in the operating profit generated by the Ravenswood facility on the sale of electricity and ancillary services. There was no energy procurement and fuel-management advisory services agreement between KeySpan Energy Supply and the Ravenswood facility in 1999.

           This segment also realized significantly greater gross profit margins for the nine months ended September 30, 2000, compared to the corresponding period last year, for each of its other lines of business. These gross margin enhancements resulted from recent acquisitions of companies providing energy-related services and through customer additions related to energy sales. These benefits to gross profit margins, however, were offset by increases in general and administrative expenses. This segment is expected to continue to realize earnings from its energy procurement and fuel-management advisory services for the remainder of 2000 and the other business lines are projected to be profitable in 2000.

ENERGY INVESTMENTS

           Earnings for this segment are derived, primarily, from our 20% interest in the Iroquois Gas Transmission System LP; our 50% interest in Gulf Midstream Services in Canada; and our 50% interest in the Premier Transmission Pipeline and a 24.5% interest in Phoenix Natural Gas, both in Northern Ireland.

           Earnings for this segment for the nine months ended September 30, 2000 increased by $2.0 million over the comparable period last year reflecting earnings growth from our Canadian investments. Results of operations from Canadian gas and oil operations were enhanced through the acquisition, in the fourth quarter of 1999, of the Paddle River Gas Plant and oil producing properties in Alberta, Canada, and more efficient operations of Gulf Midstream. In addition, Iroquois realized higher transportation sales quantities and revenues from its interruptible customers during this period compared with the same period in 1999. Earnings from our investments in Northern Ireland in 2000 are essentially the same as their earnings for the corresponding period in 1999. The subsidiaries in this segment are primarily accounted for under the equity method since our ownership interests are 50% or less. Accordingly, income from these investments is reflected, primarily in other income and (deductions) in the consolidated statement of income.

           In October 2000, we sold our interest in certain oil producing properties in Alberta, Canada. An after tax gain of approximately $1.3 million from the sale will be reported in the fourth quarter of 2000. Additionally, in October 2000, we acquired the remaining 50% interest in Gulf Midstream making us the sole owner of Gulf Midstream. The transaction required us to borrow an additional $48 million from a Canadian bank. For financial reporting purposes, the operations of Gulf Midstream will now be fully consolidated with our other operations.

OTHER

           The other segment incurred a loss of $43.0 million for the nine months ended September 30, 2000 compared to a loss of $16.3 million for the nine months ended September 30, 1999. Results for the other segment generally reflect preferred stock dividends and charges incurred by our corporate and administrative areas that have not been allocated to the various business segments and preferred stock dividends, offset, in part, by interest income earned on temporary cash investments. Interest income has decreased as we utilized cash to finance acquisitions, invest in joint ventures, and repurchase shares of our common stock. Additionally, during the nine months ended September 30, 2000, we incurred an expense of $5.0 million for a contribution to the KeySpan Foundation. During this same time period, we recorded charges of $9.0 million associated with outstanding regulatory issues, compared to a similar charge of $6.0 million in the nine months ended September 30, 1999. Moreover, we recorded a charge of $5.6 million in the nine months ended September 30, 2000 to write-off a computer system that will not be utilized as a result of the Eastern acquisition.


LIQUIDITY, CAPITAL EXPENDITURES AND FINANCING

           LIQUIDITY

           Cash flow provided by operating activities for the nine months ended September 30, 2000, reflects stable growth from our gas distribution operations, as well as positive contributions from the Ravenswood facility. Further, in September 2000, we received a cash payment of approximately $48.0 million from the Long Island Power Authority representing amounts due for services performed by us under the various service agreements. These benefits to cash flow from operations were offset, in part, by a decrease in interest income; negative operating cash flow from our energy services segment; an increase in the cost of gas in storage, which will be recovered from customers in later periods; and increased interest expense associated with increased levels of debt outstanding. Additionally, cash flow from operations in 1999 also reflect the cash utilization of a $57.4 million federal income tax net operating loss on income tax payments for 1999, as previously discussed.

           At September 30, 2000, we had cash and temporary cash investments of $63.6 million. In addition, we had a $700 million revolving credit agreement, with a one-year term and one-year renewal option, with a commercial bank syndicate. This credit facility is used to support our $700 million commercial paper program. During the nine months ended September 30, 2000, we issued $1.6 billion of commercial paper and repaid $1.4 billion, including the outstanding balance at December 31, 1999. Commercial paper was issued during the nine months ended September 30, 2000 to support ongoing working capital needs and the mandatory redemption of our preferred stock 7.95% Series AA. At September 30, 2000, $382.1 million of commercial paper remained outstanding at a weighted average annualized interest rate of 6.73%. We had available borrowing of commercial paper of $317.9 million at September 30, 2000.

           Houston Exploration has an unsecured available line of credit with a commercial bank that provides for a maximum commitment of $250 million, subject to certain conditions. At September 30, 2000, $174.0 million was outstanding at a weighted average annualized interest rate of 7.84%. At September 30, 2000, Houston Exploration had available borrowings of $35.6 million.

           Also, a subsidiary included in the energy investments segment has revolving credit facilities with financial institutions in Canada. During the nine months ended September 30, 2000, borrowings were $33.6 million at a weighted average annualized interest rate of 6.48%. Since September 30, 2000, an additional $48.0 million was borrowed to finance the acquisition of the remaining 50% interest in Gulf Midstream. This subsidiary has $50.1 million available for borrowing under these facilities.

           We satisfy our seasonal working capital requirements primarily through internally generated funds and the issuance of commercial paper. Additionally, beginning in the third quarter of 2000, we issued shares of our common stock out of treasury to satisfy the requirements of our employee common stock plans. We believe that our sources of funds are sufficient to meet our seasonal working capital needs.

           CAPITAL EXPENDITURES

           The  table   below  sets   forth   KeySpan's   capital   construction
expenditures by segment for the periods indicated:


                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                           -------------------------------------
                                                       1999               2000
                                           ----------------     ----------------
                                                       (in thousands)

Gas Distribution                           $       136,803      $        160,561
Electric Services                                  229,795                42,421
Gas Exploration and Production                     112,006               163,443
Energy Services                                      3,323                10,799
Energy Investments and Other                        31,064                26,387
                                           ---------------      ----------------
                                           $       512,991      $        403,611
                                           ===============      ================

           The capital construction expenditures reflect, primarily, costs associated with the gas distribution segment for the renewal and replacement of mains and services and for the expansion of the gas distribution system on Long Island. Electric service's construction expenditures reflect primarily costs to maintain our electric generating facilities and, for 1999, reflect the acquisition of the Ravenswood facility. Construction expenditures related to gas exploration and production reflect, in part, costs related to the development of properties acquired in Southern Louisiana and in the Gulf of Mexico in 1999 and costs related to the continued development of other properties previously acquired. Expenditures also include our joint venture with Houston Exploration to explore for natural gas and oil. Energy investments and other construction expenditures reflect, primarily costs related to Canadian affiliates.

           EQUITY INVESTMENTS

           During the nine months ended September 30, 2000, the energy services segment acquired four additional companies located in the New York tri-state metropolitan area and Pennsylvania. The newly acquired companies specialize in engineering-consulting, plumbing and mechanical contracting, and heating, ventilation and air conditioning contracting. Combined, these companies have over 1,300 employees and annual revenues of approximately $260 million.

           In addition, in March 2000, we and TXU Energy Services formed a joint venture with MyHomeKey.com, Inc. We and TXU Energy Services have each invested $12.5 million in the project; Bechtel Enterprises has also invested $5 million. TXU Energy Services is a unit of TXU, an investor-owned energy service company, and Bechtel Enterprises is an affiliate of Bechtel. The MyHomeKey.com website was launched in September 2000.

           FINANCING

           In June 2000, we redeemed, at maturity, our preferred stock 7.95% Series AA through the utilization of internally generated funds and the proceeds from the issuance of commercial paper. Our obligation of $370.2 million included the mandatory redemption price of $25 per share totaling $363 million and a dividend of $7.2 million.

           On February 1, 2000, KeySpan Energy Delivery Long Island issued $400 million 7.875% notes due February 1, 2010. The net proceeds from this issuance were used to reimburse our treasury for costs in extinguishing $397 million of promissory notes to Long Island Power Authority that matured in June 1999. The notes issued are fully and unconditionally guaranteed by us. At September 30, 2000, KeySpan Energy Delivery Long Island had $200 million of medium term notes available for issuance under the shelf registration statement.

           We have accessed the financial markets and raised approximately $2 billion of Bridge Financing and other commercial paper for the Eastern and EnergyNorth transactions. We plan to replace the Bridge Financing with the proceeds of the Notes.

           In connection with the Eastern and EnergyNorth transactions, we entered into forward starting swap agreements to hedge a portion of the risk of interest rate changes associated with the issuance of the Notes. The agreements had a total notional principal amount of $1.5 billion. See note 4 to the consolidated financial statements, "Liquidity and Financings" for additional details.

           In addition to our financing arrangements for the Eastern and EnergyNorth transactions, it is currently our intention to issue preferred stock during 2001. We have also increased our current commercial paper program to $1.4 billion. We anticipate that we may issue approximately $800 million in commercial paper in the last quarter of 2000 to refinance a portion of the Eastern acquisition and meet the combined seasonal working capital needs of KeySpan, Eastern and EnergyNorth. We believe that our sources of funding (i.e., the Notes, preferred stock issuances and commercial paper) will be sufficient to meet our anticipated cash needs.

GAS DISTRIBUTION - RATE MATTERS

           By orders dated February 5, 1998 and April 14, 1998 the New York Public Service Commission approved a stipulation and agreement among KeySpan Energy Delivery New York, Long Island Lighting Company, the staff of the New York Public Service Commission and six other parties that in effect approved the merger of KeySpan Energy Corporation and Long Island Lighting Company and established gas rates for our two New York gas distribution subsidiaries that are currently in effect. On November 30, 2000, KeySpan Energy Delivery Long Island's rate agreement with the New York State Public Service Commission expires. Under the terms of the agreement, current gas rates will remain in effect through 2001, unless either KeySpan Energy Delivery Long Island or the staff of the New York State Public Service Commission requests a hearing. We do not intend to initiate such a proceeding and at this time, we have no reason to believe that the staff of the New York State Public Service Commission will initiate such a rate proceeding either. Therefore, we expect current gas distribution rates for our two New York gas distribution utilities to remain in effect through 2001. For more information on these agreements, refer to our annual report on Form 10-K for the year ended December 31, 1999.

ENVIRONMENTAL MATTERS

           We are subject to various federal, state and local laws and regulatory programs related to the environment. Ongoing environmental compliance activities, which have not been material, are charged to operation and maintenance activities. We estimate that the remaining minimum cost of our manufactured gas plant-related environmental cleanup activities, including costs of $5.0 million associated with the Ravenswood facility, will be approximately $119 million and have recorded a related liability for such amount. Further, as of September 30, 2000, we had expended a total of approximately $20 million. See note 3 to the consolidated financial statements "Environmental Matters."

                              DESCRIPTION OF NOTES

           This description of the terms of the Notes due (the " Notes"), the Notes due (the " Notes") and the Notes due (the " Notes" and, together with the Notes and the Notes, the "Notes") supplements the description of the general terms and provisions of the securities in the accompanying prospectus. If this summary differs in any way from that description in the accompanying prospectus, you should rely on this summary. The Notes, the Notes and the Notes will each be issued as a separate series of debt securities which we have registered for issuance on terms to be determined at the time of their sale. Whenever we refer in this Description of Notes to terms defined in the indenture, we intend that the defined terms be incorporated in this description by reference.

GENERAL

           The Notes will be issued under an indenture, dated as of November 1, 2000, between us and The Chase Manhattan Bank, as trustee.

          The Notes initially will be limited to $ principal amount, consisting of $ principal amount of Notes, $ principal amount of Notes, and $ principal amount of Notes. The Notes will mature on , the Notes will mature on , and the Notes will mature on . The Notes will be redeemable at any time at their principal amount plus an applicable premium and accrued interest, as described under Optional Redemption.

           Notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000 thereof.

           The Notes will be our unsecured obligations. Each of the Notes, the Notes and the Notes will rank senior to our future debt that is subordinated to that series of Notes, and will rank equally with our debt that is not subordinated to that series of Notes.

           Any money we pay to a paying agent for the payment of principal of, premium, or interest on the Notes which remains unclaimed for two years after the date of the payment the date the payment was due will be returned to us. Upon the return of those moneys to us, holders of the Notes, with respect to moneys so returned, will look to us for payment as our unsecured general creditors and any liability of the paying agent with respect to those moneys will cease.

INTEREST ON THE NOTES

          The Notes, the Notes and the Notes will bear interest at the applicable annual rate noted on the cover page of this prospectus supplement. Interest will be payable in arrears on and of each year, beginning , 2001. Interest on the Notes will be paid to holders of record on the or immediately before the related interest payment date.

           Interest payments in respect of the Notes, the Notes, and the Notes will equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or duly made available for payment (or from and including the date of issue, if no interest has been paid or duly made available for payment with respect to the applicable Notes) to but excluding the applicable interest payment date or maturity date, as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

           If any interest payment date or maturity date falls on a day that is not a business day, the required payment of principal and/or interest will be made on the next business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of the payment on the next business day. As used in this prospectus supplement, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

OPTIONAL REDEMPTION

           The Notes, the Notes and the Notes will be redeemable at any time, at our option, in whole, on not less than 30 nor more than 60 days' prior notice, prior to their maturity at a redemption price equal to the sum of the principal amount of the Notes, the Make-Whole Amount described below and any accrued and unpaid interest to the date of redemption. Holders of record on a record date that is on or prior to a redemption date will be entitled to receive interest due on the interest payment date.

           The term "Make-Whole Amount" means, the excess, if any, of:

           o         the  aggregate   present  value  as  of  the  date  of  the
                     redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting, on a semiannual basis, the remaining principal and interest at the Reinvestment Rate described below (determined on the third business day preceding the date notice of redemption is given) from the dates on which the principal and interest would have been payable if the redemption had not been made, to the date of redemption, over

          o          the aggregate principal amount of the Notes being redeemed.

           The term "Reinvestment Rate" means % for the Notes, % for the Notes and % for the Notes plus, in each case, the arithmetic mean of the yield under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to the maturity, yields for the two published maturities most closely corresponding to the maturity would be so calculated and the Reinvestment Rate would be interpolated or extrapolated on a straight-line basis, rounding to the nearest month. The most recent Statistical Release published prior to the date of determination of the Make-Whole Amount will be used for purposes of calculating the Reinvestment Rate.

           The Make-Whole Amount will be calculated by an independent investment banking institution of national standing appointed by us. If we fail to make the appointment at least 45 business days prior to the date of redemption, or if the institution is unwilling or unable to make the calculation, the calculation will be made by an independent investment banking institution of national standing appointed by the trustee. If the Reinvestment Rate is not available as described above, the Reinvestment Rate will be calculated by interpolation or extrapolation of comparable rates selected by the independent investment banking institution.

FURTHER ISSUES

           We may from time to time without notice to, or the consent of, the holders of a series of Notes, create and issue further Notes of the same series, equal in rank to the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new securities or except for the first payment of interest following the issue date of the new securities) so that the new securities may be consolidated and form a single series with the relevant series of Notes and have the same terms as to status, redemption or otherwise as the relevant series of Notes.

BOOK ENTRY, DELIVERY AND FORM

           Each series of Notes will be issued in one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. We will not issue Notes in certificated form. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository (the "Depository Participants"). Investors may elect to hold interests in the global securities through either the Depository (in the United States), or Clearstream Banking, societe anonyme ("Clearstream") or Morgan Guaranty Trust Company of New York, Brussels

Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of those systems, or, indirectly, through organizations that are participants in those systems.

           Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositories, which in turn will hold those interests in customers' securities accounts in the depositories' names on the books of the Depository. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream and The Chase Manhattan Bank acts as U.S. depositary for Euroclear (the "U.S. Depositories"). Beneficial interests in the global securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in the accompanying prospectus, the global securities may be transferred, in whole but not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

           Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters or their affiliates. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Participant either directly or indirectly.

           Distributions with respect to each series of Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

           Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

           The Euroclear Operator is the Belgian branch of a New York banking corporation, which is a member bank of the Federal Reserve System. As a result, it is regulated and examined by the Board of Governors of the Federal Reserve System, the New York State Banking Department and the Belgian Banking Commission.

           Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of, or relationship with, persons holding through Euroclear Participants.

           Distributions with respect to each series of Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

           Initial settlement for each series of Notes will be made in immediately available funds. Secondary market trading between Depository Participants will occur in the ordinary way in accordance with the Depository's rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

           Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected within the Depository in accordance with the Depository's rules on behalf of the relevant European international clearing system by its U.S. Depository; however, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositories.

           Because of time-zone differences, credits of Notes received in Clearstream or Euroclear as a result of a transaction with a Depository Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Those credits, or any transactions in the Notes settled during processing, will be reported to the relevant Euroclear Participants or Clearstream Participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream Participant or a Euroclear Participant to a Depository Participant will be received with value on the business day of settlement in the Depository but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the Depository.

           In the event that the Notes are no longer held through the book-entry facilities of the Depository or a successor to the Depository, we, so long as Notes are listed on the Luxembourg Stock Exchange, will maintain an agent in Luxembourg for making payments on, and transfers of, Notes.

           Although the Depository, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depository, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures and they may discontinue the procedures at any time.

                                  UNDERWRITING

           Subject to the terms and conditions set forth in the underwriting agreement dated the date hereof, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name:


                                                                              PRINCIPAL AMOUNT OF
UNDERWRITER                                                        NOTES                   NOTES                   NOTES
-----------
                                                       -----------------       -----------------       -----------------
                                                       $                       $                       $
J.P. Morgan Securities Inc...........................
Chase Securities Inc.................................
Salomon Smith Barney Inc.............................
ABN AMRO Incorporated................................
Banc of America Securities LLC.......................
Banc One Capital Markets, Inc........................
BNY Capital Markets, Inc.............................
Barclays Capital Inc.................................
Credit Lyonnais Securities (USA) Inc.................
FleetBoston Robertson Stephens Inc...................
PNC Capital Markets, Inc.............................
RBC Dominion Securities Corporation..................
The Royal Bank of Scotland plc.......................
Scotia Capital (USA) Inc.............................
Utendahl Capital Partners, L.P.......................
The Williams Capital Group, L.P......................
                                                       -----------------       -----------------       -----------------
                     Total                             $                       $                       $
                                                       =================       =================       =================

           Under the terms and conditions of the underwriting agreement, if the underwriters take any of the Notes, then the underwriters are obligated to take and pay for all of the Notes.

           The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Notes. Expenses associated with this offering, to be paid by us, are estimated to be $ .

           The underwriters initially propose to offer part of the Notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of
          % of the principal amount of the Notes, % of the principal amount of the Notes and % of the principal amount of the Notes. Any underwriter may allow, and any such dealer may re-allow, a concession not in excess of % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may from time to time vary the offering price and other selling terms.

           The underwriters will make securities available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess is providing the system as a conduit for communications between the underwriters and their customers and is not a party to this offering. We do not believe that Market Axess will function as an underwriter or agent of this offering, nor do we believe that Market Axess will act as a broker for any customer of the underwriters. Market Axess is a registered broker-dealer and will receive compensation from the underwriters based on transactions the underwriters conduct through the system. The underwriters will make the notes available to their customers through the internet distributions, whether made through a proprietary or third-party channel, on the same terms as distributions made through other channels.

           We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

           In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may over-allot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

           In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Affiliates of a majority of the underwriters are participants in the bank credit facility that backs the Bridge Financing and in our revolving credit agreement.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                                        PAGE
                                                                                                                        ----
           KeySpan's  Consolidated  Balance  Sheet at December 31, 1999 and                                             FS-2
           September 30, 2000

           KeySpan's Consolidated Statements of Income for the nine month periods                                       FS-4
           ended September 30, 1999 and 2000

           KeySpan's Consolidated Statement of Cash Flows for the nine month periods                                    FS-5
           ended September 30, 1999 and 2000

           KeySpan's Notes to Consolidated Financial Statements for the nine month                                      FS-6
           period ended September 30, 2000

           Eastern's Consolidated Balance Sheet at September 30, 1999, December 31,                                     FS-12
           1999 and September 30, 2000

           Eastern's Consolidated Statements of Income for the nine month periods ended                                 FS-13
           September 30, 1999 and 2000

           Eastern's Consolidated Statement of Cash Flows for the nine month periods                                    FS-14
           ended September 30, 1999 and 2000

           Eastern's Notes to Consolidated Financial Statements for the nine month period                               FS-15
           ended September 30, 2000

                                               KEYSPAN'S CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,            SEPTEMBER 30,
                                                                  1999                    2000
                                                           -------------------    ---------------------
                                                                          (in thousands)
ASSETS

CURRENT ASSETS
     Cash and temporary cash investments                   $           128,602    $              63,618
     Customer accounts receivable                                      425,643                  609,890
     Other accounts receivable                                         235,156                  222,478
     Allowance for uncollectible accounts                              (20,294)                 (26,281)
     Special deposits                                                   60,863                   42,485
     Gas in storage, at average cost                                   144,256                  260,738
     Materials and supplies, at average cost                            84,813                   95,004
     Other                                                              98,914                   88,629
                                                           -------------------    ---------------------
                                                                     1,157,953                1,356,561
                                                           -------------------    ---------------------


EQUITY INVESTMENTS AND OTHER                                           391,731                  427,557
                                                           -------------------    ---------------------

PROPERTY
     Electric                                                        1,346,851                1,386,206
     Gas                                                             3,449,384                3,584,690
     Other                                                             375,657                  393,252
     Accumulated depreciation                                       (1,589,287)              (1,688,283)
     Gas exploration and production, at cost                         1,177,916                1,346,357
     Accumulated depletion                                            (520,509)                (582,912)
                                                           -------------------    ---------------------
                                                                     4,240,012                4,439,310
                                                           -------------------    ---------------------

DEFERRED CHARGES
     Regulatory assets                                                 319,167                  320,931
     Goodwill, net of amortizations                                    255,778                  350,552
     Other                                                             366,050                  357,610
                                                           -------------------    ---------------------
                                                                       940,995                1,029,093
                                                           -------------------    ---------------------

TOTAL ASSETS                                               $         6,730,691    $           7,252,521
                                                           ===================    =====================


        See accompanying Notes to the Consolidated Financial Statements.


                                                 KEYSPAN'S CONSOLIDATED BALANCE SHEET


                                                                                DECEMBER 31,              SEPTEMBER 30,
                                                                                    1999                       2000
                                                                           -----------------------   ------------------------
                                                                                             (in thousands)
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
     Current redemption of preferred stock                                 $               363,000     $                    -
     Accounts payable and accrued expenses                                                 645,347                    670,869
     Commercial paper                                                                      208,300                    382,090
     Dividends payable                                                                      61,306                     61,276
     Taxes accrued                                                                          50,437                     90,195
     Customer deposits                                                                      31,769                     30,552
     Interest accrued                                                                       28,093                     23,879
                                                                           -----------------------   ------------------------
                                                                                         1,388,252                  1,258,861
                                                                           -----------------------   ------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
     Regulatory liabilities                                                                 26,618                     44,350
     Deferred income tax                                                                   186,230                    238,748
     Postretirement benefits and other reserves                                            501,603                    542,596
     Other                                                                                  66,200                     95,018
                                                                           -----------------------   ------------------------
                                                                                           780,651                    920,712
                                                                           -----------------------   ------------------------

CAPITALIZATION
    Common stock, $.01 par value, authorized
        450,000,000 shares; outstanding 133,866,077 and
        134,575,028 shares                                                               2,973,388                  2,987,242
    Retained earnings                                                                      456,882                    481,658
    Accumulated foreign currency adjustment                                                  7,714                     (6,476)
    Treasury stock purchased                                                              (722,959)                  (702,435)
                                                                           -----------------------   ------------------------
      Total common shareholders' equity                                                  2,715,025                  2,759,989
    Preferred stock                                                                         84,339                     84,323
    Long-term debt                                                                       1,682,702                  2,120,752
                                                                           ------------------------  ------------------------
Total capitalization                                                                     4,482,066                  4,965,064
                                                                           -----------------------   ------------------------

MINORITY INTEREST IN SUBSIDIARY COMPANIES                                                   79,722                    107,884
                                                                           -----------------------   ------------------------
TOTAL LIABILITIES AND CAPITALIZATION                                       $             6,730,691   $              7,252,521
                                                                           =======================   ========================



        See accompanying Notes to the Consolidated Financial Statements.

                                              KEYSPAN'S CONSOLIDATED STATEMENT OF INCOME



                                                                                      NINE MONTHS ENDED
                                                                                        SEPTEMBER 30,
                                                                                1999                     2000
                                                                        --------------------      -------------------
                                                                                   (dollars in thousands)
REVENUES
     Gas distribution                                                   $          1,208,254      $         1,458,595
     Electric services                                                               606,552                1,097,616
     Gas exploration and production                                                  103,622                  169,966
     Energy services and other                                                       124,675                  485,161
                                                                        --------------------      -------------------
     Total revenues                                                                2,043,103                3,211,338
                                                                        --------------------      -------------------
OPERATING EXPENSES
     Purchased gas for resale                                                        498,609                  717,140
     Purchased fuel                                                                        -                  334,135
     Operations and maintenance                                                      765,221                1,123,581
     Depreciation, depletion and amortization                                        180,698                  216,364
     Operating taxes                                                                 258,355                  298,010
                                                                        --------------------      -------------------
     Total operating expenses                                                      1,702,883                2,689,230
                                                                        --------------------      -------------------
     Operating income                                                                340,220                  522,108
                                                                        --------------------      -------------------

OTHER INCOME AND (DEDUCTIONS)
     Income from equity investments                                                    9,749                   16,333
     Minority interest                                                                (5,226)                 (13,747)
     Interest income and other                                                        27,679                    6,510
                                                                        --------------------      -------------------
     Total other income                                                               32,202                    9,096
                                                                        --------------------      -------------------
INCOME BEFORE INTEREST CHARGES AND INCOME TAXES                                      372,422                  531,204
                                                                        --------------------      -------------------
INTEREST CHARGES                                                                      98,824                  120,106
                                                                        --------------------      -------------------
INCOME TAXES
Current                                                                              (14,886)                 116,396
Deferred                                                                             113,258                   54,462
                                                                        --------------------      -------------------
     Total income taxes                                                               98,372                  170,858
                                                                        --------------------      -------------------
NET INCOME                                                                           175,226                  240,240
Preferred stock dividend requirements                                                 26,067                   16,453
                                                                        --------------------      -------------------
EARNINGS FOR COMMON STOCK                                               $            149,159      $           223,787
FOREIGN CURRENCY ADJUSTMENT                                                            3,454                  (14,190)
                                                                        --------------------      -------------------
COMPREHENSIVE INCOME                                                    $            152,613      $           209,597
                                                                        ====================      ===================
BASIC AND DILUTED EARNINGS PER COMMON SHARE                             $             1.06        $            1.67
AVERAGE COMMON SHARES OUTSTANDING                                                    140,079                  133,965
                                                                        ====================      ===================

        See accompanying Notes to the Consolidated Financial Statements.

                                            KEYSPAN'S CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                        NINE MONTHS ENDED
                                                                                          SEPTEMBER 30,
                                                                                    1999                2000
                                                                               ---------------    ----------------
                                                                                         (in thousands)
Operating Activities
Net Income                                                                     $       175,226    $        240,240
Adjustments to reconcile net income to net cash provided by
(used in) operating activities
    Depreciation, depletion and amortization                                           180,698             216,364
    Deferred income tax                                                                113,258              54,462
    Income from equity investments                                                      (9,749)            (16,333)
    Dividends from equity investments                                                    6,375              19,568
Changes in assets and liabilities
    Accounts receivable                                                                155,538             (38,759)
    Materials and supplies, fuel oil and gas in storage                                (18,997)           (128,705)
    Accounts payable and accrued expenses                                             (143,858)             27,451
    Interest accrued                                                                   (11,050)            (12,269)
    Special deposits                                                                    55,050              18,378
    Prepayments and other                                                              (59,437)             86,803
                                                                               ---------------    ----------------
Net Cash Provided by Operating Activities                                              443,054             467,200
                                                                               ---------------    ----------------
Investing Activities
    Capital expenditures                                                              (512,991)           (403,611)
    Investments                                                                              -            (175,977)
    Other                                                                               10,749               7,599
                                                                               ---------------    ----------------
Net Cash (Used in) Investing Activities                                               (502,242)           (571,989)
                                                                               ---------------    ----------------
Financing Activities
    Treasury stock issued (purchased)                                                 (289,172)             20,951
    Issuance of commercial paper, net                                                  103,950             173,790
    Issuance of long-term debt                                                          40,523             463,627
    Payment of long-term debt                                                         (397,000)            (37,000)
    Payment of preferred stock                                                               -            (363,000)
    Preferred stock dividends paid                                                     (26,067)            (18,600)
    Common stock dividends paid                                                       (185,375)           (179,049)
    Other                                                                                 (548)            (20,914)
                                                                               ---------------    ----------------
Net Cash Provided by (Used in) Financing Activities                                   (753,689)             39,805
                                                                               ---------------    ----------------
Net (Decrease) in Cash and Temporary Cash Investments (1)                      $      (812,877)   $        (64,984)
                                                                               ===============    ================
Cash and temporary cash investments at beginning of period                     $       942,776    $        128,602
Net (Decrease) in cash and temporary cash investments                                 (812,877)            (64,984)
                                                                               ---------------    ----------------
Cash and Temporary Cash Investments at End of Period                           $       129,899    $         63,618
                                                                               ===============    ================
-----------------

(1) Temporary cash investments are short-term marketable securities purchased with maturities of three months or less that were carried at cost which approximates fair value.

        See accompanying Notes to the Consolidated Financial Statements.

              KEYSPAN'S NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2000


           KeySpan Corporation (referred to in the notes to the Financial Statements as "we", "us", and "our") is a holding company currently operating two utilities that distribute natural gas to approximately 1.6 million customers in New York City and on Long Island, making it the fourth largest gas-distribution company in the United States. We are also a major, and growing, generator of electricity. We own and operate five large generating plants and 42 smaller facilities in Nassau and Suffolk Counties on Long Island and lease and operate a major facility in Queens County in New York City. Under contractual arrangements, we provide power, electric transmission-and-distribution services, billing and other customer services for approximately one million electric customers of the Long Island Power Authority. Our other subsidiaries are involved in oil and gas exploration and production; gas storage; wholesale and retail gas and electric marketing; appliance service; heating, ventilation and air conditioning installation and services; large energy-system ownership, installation and management; telecommunications; and energy-related internet activities. We also invest in, and participate in the development of, pipelines and other energy-related projects, domestically and internationally.


1.         BASIS OF PRESENTATION

           In our opinion, the accompanying consolidated financial statements contain all adjustments necessary to present fairly our financial position as of September 30, 2000, and the results of our operations and cash flows for the nine months ended September 30, 2000 and September 30, 1999. The accompanying financial statements should be read in conjunction with the consolidated financial statements and notes included in our 1999 annual report on Form 10-K. Income from interim periods may not be indicative of future results. Certain reclassifications were made to conform prior period financial statements with the current period financial statement presentation. Other than as noted, adjustments were of a normal, recurring nature.


2.         BUSINESS SEGMENTS

           We have six reportable segments: gas distribution, electric services, gas exploration and production, energy services, energy investments and other.

           The gas distribution segment consists of our two New York gas distribution subsidiaries. KeySpan Energy Delivery New York provides gas distribution services to customers in the New York City Boroughs of Brooklyn, Queens and Staten Island. KeySpan Energy Delivery Long Island provides gas distribution services to customers in the Long Island counties of Nassau and Suffolk and the Rockaway Peninsula of the Borough of Queens.

           The electric services segment consists of subsidiaries that operate the electric transmission and distribution system owned by the Long Island Power Authority; own and provide capacity to and produce energy for the Long Island Power Authority from our generating facilities located on Long Island; and manage fuel supplies for the Long Island Power Authority to fuel our Long Island generating facilities, all through long-term service contracts having terms that range from eight to fifteen years. The electric services segment also includes subsidiaries that own, lease and operate the Ravenswood facility in Queens, New York. Our contract with Consolidated Edison provided them with 100% of the available capacity of the Ravenswood facility on a fixed monthly fee and expired on April 30, 2000. We now provide all of the energy, capacity and ancillary services related to the Ravenswood facility to the New York Independent System Operator. Currently, our primary electric generation customers are the Long Island Power Authority and the New York Independent System Operator energy markets.

           The gas exploration and production segment is engaged in gas and oil exploration and production, and the development and acquisition of domestic natural gas and oil properties. This segment consists of our 70% equity interest in Houston Exploration, an independent natural gas and oil exploration company, as well as KeySpan Exploration and Production, our wholly owned subsidiary engaged in a joint venture with Houston Exploration. On March 31, 2000, under a pre-existing credit arrangement, approximately $80 million in debt owed by Houston Exploration to us was converted into common equity of Houston Exploration. Upon such conversion, our common equity ownership interest in Houston Exploration increased from 64% to the current level of approximately 70%.

           The energy services segment primarily includes companies that provide energy services to customers located within the New York tri-state metropolitan area, Pennsylvania and in Rhode Island through the following four lines of business: (i) home energy services provides residential customers with service and maintenance of energy systems and appliances, as well as the retail marketing of natural gas and electricity to residential customers; (ii) business solutions provides professional engineering-consulting and design of energy systems for commercial and industrial customers, including installation of plumbing, heating, ventilation and air conditioning equipment; (iii) commodity procurement provides management and procurement services for fuel supply and management of energy sales, primarily for the Ravenswood facility; and (iv) telecommunications services provides various services to carriers of voice and data transmission on Long Island and in New York City.

           Subsidiaries in the energy investments segment hold a 20% equity interest in Iroquois, a pipeline that transports Canadian gas supply to markets in the Northeastern United States; a 50% interest in the Premier Transmission Pipeline and a 24.5% interest in Phoenix Natural Gas, both in Northern Ireland; investments in certain midstream natural gas assets in western Canada owned jointly with Gulf Canada Resources Limited, through the Gulf Midstream Services Partnership and the ownership of certain oil producing properties in Alberta, Canada. These subsidiaries are primarily accounted for under the equity method. Accordingly, equity income from these investments is reflected in other income and (deductions) in the consolidated statement of income. In October 2000, we sold our interest in certain oil producing properties in Alberta, Canada. An after-tax gain of approximately $1.3 million from the sale will be reported in the fourth quarter of 2000. Further, also in October 2000, we acquired the remaining 50% interest in Gulf Midstream making us the sole owner of Gulf Midstream. The transaction required us to borrow an additional $48 million from Canadian banks. For future financial reporting purposes, the operations of Gulf Midstream, which will now be known as KeySpan Energy Canada, will be fully consolidated with our operations.

           The other segment represents primarily unallocated administrative and general expenses, interest income earned on temporary cash investments, and preferred stock dividends.

           The accounting policies of the segments are the same as those used for the preparation of the consolidated financial statements. Our segments are strategic business units that are managed separately because of their different operating and regulatory environments. At September 30, 2000, the total assets of certain reportable segments increased from levels reported at December 31, 1999 as follows: the energy services segment's assets increased by approximately $260 million due primarily to the acquisition of four additional companies that provide energy-related services and the investment in MyHomeKey.com.

           The segment information presented below reflects amounts reported in the consolidated financial statements for the nine months ended September 30, 2000 and 1999.

                              Gas         Electric    Gas exploration    Energy       Energy
                          distribution    services     and production   services    investments   Other   Eliminations  Consolidated
--------------------------------------- ------------- ------------------------------------------------------------------------------
                                                                       (dollars in thousands)
NINE MONTHS ENDED SEPTEMBER
  30, 1999

Unaffiliated Revenue         $1,208,254      $606,552        $103,622    $123,165      $1,510   $       -   $      -      $2,043,103
Intersegment Revenue                  -             -               -           -           -           -          -               -
Operating Income                198,565       112,652          29,879     (4,491)     (3,949)        7,564         -         340,220
Earnings for
  Common Stock                   92,873        59,786           9,239     (2,384)       5,937     (16,292)         -         149,159
Basic and Diluted
     Earnings Per Share           $0.66         $0.43           $0.07     ($0.02)       $0.04      ($0.12)   $     -           $1.06
NINE MONTHS ENDED SEPTEMBER
  30, 2000

Unaffiliated Revenue         $1,458,595    $1,097,616        $169,966    $480,511      $4,650   $       -    $     -      $3,211,338
Intersegment Revenue                  -             -               -      48,677           -           -      (48,677)            -
Operating Income                212,688       204,834          72,514      51,958     (4,022)     (15,864)         -         522,108
Earnings for
  Common Stock                  101,025       103,316          29,381      25,221       7,877     (43,033)         -         223,787
Basic and Diluted
     Earnings Per Share           $0.75         $0.77           $0.22       $0.19       $0.06      ($0.32)   $     -           $1.67

------------------------------------------------------------------------------------------------------------------------------------

3.         ENVIRONMENTAL MATTERS

           MANUFACTURED GAS PLANT SITES: We have identified thirty-four manufactured gas plant sites that were historically owned or operated by KeySpan Energy Delivery New York and KeySpan Energy Delivery Long Island (or such companies' predecessors). These former sites, some of which are no longer owned by us, have been identified to the New York State Department of Environmental Conservation for inclusion on appropriate waste site inventories.

           We presently estimate that the remaining cost of our manufactured gas plant-related environmental cleanup activities will be approximately $119 million, which amount has been accrued as our current best estimate of our
aggregate   environmental   liability  for  known  sites.  The   currently-known
conditions of the former manufactured gas plant sites, their period and magnitude of operation, generally observed cleanup requirements and costs in the industry, current land use and ownership, and possible reuse have been considered in establishing contingency reserves. We believe that in the aggregate, the accrued liability for investigation and remediation of the manufactured gas plant sites identified above are reasonable estimates of likely cost within a range of reasonable, foreseeable costs.

           Thirteen of the identified sites are currently the subject of administrative consent orders with the Department of Environmental Conservation and another site is subject to the negotiation of an administrative consent order or an agreement under the Department of Environmental Conservation's voluntary clean-up program. Our remaining manufactured gas plant sites may not become subject to administrative consent orders in the future, and accordingly no liability has been accrued for these sites.

           Under prior rate orders, the Public Service Commission of the State of New York has allowed recovery of costs related to certain KeySpan Energy Delivery New York manufactured gas plant sites. We believe that current rate plans in effect for both gas distribution subsidiaries provide for recovery of environmental costs attributable to the gas distribution segment. At September 30, 2000, we had a total regulatory asset of approximately $98 million. Expenditures incurred to date by us with respect to manufactured gas plant-related activities total approximately $20 million.

4.          LIQUIDITY AND FINANCINGS

           During the nine months ended September 30, 2000, we issued $1.6 billion and repaid $1.4 billion of commercial paper to satisfy working capital needs and the mandatory redemption of preferred stock as previously discussed. At September 30, 2000, we had $382.1 million of commercial paper outstanding at an average annualized interest rate of 6.73%.

           Houston Exploration also issued and repaid commercial paper to satisfy working capital needs during the nine months ended September 30, 2000. For the nine months ended September 30, 2000, Houston Exploration borrowed $30 million under its credit facility with a commercial bank and repaid $37 million of outstanding borrowings. At September 30, 2000, $174 million remained outstanding under this facility at a weighted average annualized interest rate of 7.84%. In addition, during the nine months ended September 30, 2000 a subsidiary in the energy investments segment increased its borrowings under revolving credit loan agreements with financial institutions in Canada by $33.6 million. At September 30, 2000, $118 million was outstanding at a weighted average annualized interest rate of 6.48%.

           On June 1, 2000, we redeemed, at maturity, all 14,520,000 outstanding shares of our 7.95% Preferred Stock Series AA. Our obligation of $370.2 million included the mandatory redemption price of $25 per share totaling $363 million and dividends payable totaling $7.2 million. The redemption was satisfied through the utilization of internally generated funds and proceeds from the issuance of commercial paper.

           KeySpan Energy Delivery Long Island filed a shelf registration statement with the Securities and Exchange Commission in December 1999 for the issuance of up to $600 million of medium term notes. On February 1, 2000, KeySpan Energy Delivery Long Island issued $400 million 7.875 % Notes due February 1, 2010. The net proceeds from the issuance were used to repay our treasury for costs in extinguishing $397 million of promissory notes to the Long Island Power Authority that matured in June 1999. The medium term notes are fully and unconditionally guaranteed by us. At September 30, 2000, $200 million of medium term notes remain available for issuance under this shelf registration statement.

           In August 2000, we filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $1.65 billion of debt securities. We intend to issue the Notes to replace short term borrowings entered into in connection with our acquisitions of Eastern and EnergyNorth. (See note 5 "Acquisition of Eastern.")

5.         ACQUISITION OF EASTERN

           On November 4, 1999, we and Eastern announced that the companies had signed a definitive merger agreement under which we will acquire all of the common stock of Eastern for $64.00 per share in cash, subject to adjustment. The agreement and plan of merger is included as an exhibit to our annual report on Form 10-K for the year ended December 31, 1999. The transaction has a total value of approximately $2.5 billion and will be accounted for utilizing purchase accounting.

           In connection with the merger, Eastern has amended its merger agreement with EnergyNorth to provide for an all cash acquisition by Eastern of EnergyNorth shares at a price per share of $61.00, subject to adjustment. The restructured EnergyNorth merger is expected to close contemporaneously with the KeySpan/Eastern transaction. The EnergyNorth transaction has a total value of approximately $250 million.

           We intend to access the financial markets in the fourth quarter of 2000 to finance approximately $2 billion for the Eastern and EnergyNorth transactions. We intend to use Bridge Financing and other commercial paper to fund these transactions initially and then replace the Bridge Financing with $1.65 billion of Notes. We anticipate issuing several different maturities of Notes to balance our future debt capital maturity structure.

           We expect pre-tax annual cost savings resulting from the transactions to be approximately $40 million. These cost savings result primarily from the elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes, and increased purchasing efficiencies. We expect to achieve the majority of the reductions through a variety of programs which would include hiring freezes, attrition and separation programs, including implementation of an early retirement program and targeted voluntary severance program. We have initiated some of these programs and will report the potential effect of these initiatives on earnings and cash flow from operations when job positions and cost estimates have been finalized.

           Following the closing of these transactions, we will become subject to the regulation of the Securities and Exchange Commission as a registered holding company under the Public Utility Holding Company Act of 1935, as amended. As such, our corporate and financial activities as well as our subsidiaries, including such entities' ability to pay dividends, will be subject to Securities and Exchange Commission regulation. The merger is conditioned upon the approval of the Securities and Exchange Commission. Shareholders of both Eastern and EnergyNorth, as well as the New Hampshire Public Utility Commission (with respect to Eastern's acquisition of EnergyNorth) have approved the transactions. We anticipate that the transaction will be consummated in the fourth quarter of 2000, but are unable to determine when or if the required Securities and Exchange Commission approval will be obtained.

6.         NEW YORK STATE INDEPENDENT SYSTEM OPERATOR MATTERS

           We currently realize revenues from our investment in the Ravenswood facility through the wholesale sale of energy, capacity and ancillary services. Ancillary services include spinning reserves and non-spinning reserves available to replace energy that is unable to be delivered due to the unexpected loss of a major energy source.

           Due to the increase in the market-clearing price of reserves during the first quarter of 2000, the New York Independent System Operator requested that the Federal Energy Regulatory Commission approve a bid cap on reserves as well as requiring a refunding of so-called alleged "excess payments" received by sellers into the ancillary services market, including the Ravenswood facility and the Long Island Power Authority. Other market participants, including buyers of reserves and electric utilities as load serving entities also filed complaints with the Federal Energy Regulatory Commission and intervened in the various Federal Energy Regulatory Commission proceedings related to reserves, and proposed alternative remedies.

           On May 31, 2000, the Federal Energy Regulatory Commission issued an order on spinning and non-spinning reserves that granted approval of a bid cap for non-spinning reserves which includes payments for the opportunity cost of not making energy sales. The other requests - such as a bid cap for spinning reserves, retroactive refunds, recalculation of reserve prices for March 2000, and convening a technical conference and settlement proceeding - were rejected. Pursuant to the May 31, 2000 order, the New York Independent System Operator made its first compliance filing to the Federal Energy Regulatory Commission on June 15, 2000. However, the New York Independent System Operator and several other market participants have requested rehearing of the May 31 order. In response to the New York Independent System Operator request, the Federal Energy Regulatory Commission has allowed the New York Independent System Operator to recalculate prices for reserves for the March 2000 period as if the bid cap approved effective April 1, 2000 had been effective for March, pending its review on the rehearing requests of the May 31, 2000 order.

           On September 5, 2000, New York State Electric and Gas Corporation filed a lawsuit against the New York Independent System Operator, in Supreme Court Broome County, seeking recovery of overcharges and damages related to the New York Independent System Operator's administration of the reserves market. We are not a party to the lawsuit.

           Additionally, the wholesale energy market has also been the focus of increased market based pricing. On June 30, 2000, the New York Independent System Operator petitioned the Federal Energy Regulatory Commission to approve a $1,300/MWh bid cap in the energy market to be effective July 6, 2000 through October 28, 2000. The New York Independent System Operator requested the bid cap because it believed that there was a lack of price responsive demand and the start-up problems associated with implementation of the New York Independent System Operator might cause severe price spikes during the summer peak months. In response, on July 26, 2000, the Federal Energy Regulatory Commission issued an order approving a $1,000/MWh bid cap in the energy market effective July 26, 2000 through October 28, 2000. The July 26 order also required the New York Independent System Operator to identify certain "market flaw problems" and to report them to the Federal Energy Regulatory Commission by September 1, 2000.

           On September 8, 2000 the New York Independent System Operator issued to the Federal Energy Regulatory Commission revised tariff sheets and a corrected combined compliance filing and report related to reserve markets. The compliance filing proposes tariff changes to become effective November 1, 2000 with the exception of the effective date for the payment of lost opportunity costs to suppliers of 10-minute reserves, where such filing proposes an effective date of May 31, 2000. The compliance filing proposed a number of changes, including the gradual removal of the bid cap in the reserve market from $15/MWh on November 1, 2000, to $30/MWh on January 1, 2001 and to eliminate it completely on May 1, 2001. Various parties filed comments to the compliance filing requesting additional changes including extending the $1,000/MWh energy price cap beyond October 28, 2000. The compliance filing and comments are pending the Federal Energy Regulatory Commission review.

           We are opposing the relief requested by the New York Independent System Operator and the load serving entities and believe that the ultimate resolution of these issues will not have a material effect on our consolidated financial position or results of operations.

7.         DERIVATIVE FINANCIAL INSTRUMENTS

           In connection with our  anticipated  purchase of Eastern (see note 5,
"Acquisition of Eastern") and the anticipated issuance of Notes to finance the acquisition, we entered into forward starting swap agreements to hedge a portion of the risk that the cost of the future issuance of fixed-rate debt may be adversely affected by changes in interest rates. Through September 30, 2000, we have entered into $1.5 billion of forward starting swap agreements with interest rates that range from 6.86% to 7.78%. The maturities on these instruments range from 5 to 30 years. Under a forward starting swap, we agree to pay or receive an amount equal to the difference between the net present value of the cash flows for a notional amount of indebtedness based on the existing yield of a hedging instrument at the date of the agreement and at the date the agreement is settled. Gains and losses on interest rate lock agreements will be deferred and amortized over the life of the underlying debt to be issued. The notional amounts of the agreements are not exchanged. We have entered into these agreements with more than one major financial institution in order to minimize counter party credit risk. Based on interest rates as of October 30, 2000, we estimate that we may be obligated to pay counterparties approximately $60 million at the time of issuance of the Notes. This amount will be amortized over the life of the Notes. This amount reflects the significant decrease in interest rates since we entered into the forward starting swap agreements. As a result of the decrease in interest rates, we anticipate that we will be able to issue the Notes at rates that will be lower than originally projected.

           During the third quarter of 2000, we also entered into a number of derivative swap instruments to fix the selling price on a portion of our estimated 2001 summer peak electric sales through the Ravenswood facility and to fix the purchase price of fuel used to generate electricity. For the months of July and August 2001, we have hedged the sales price on 105,600 megawatt hours of summer peak electric sales to protect against a potential degradation in market prices during the summer. Under these swap agreements, we will receive a fixed price per megawatt hour of electricity sold during summer peak hours and pay the counter party the then current floating market price for peak electric supply. We will receive the then current floating market price of peak electric energy when the Ravenswood facility sells electric energy to the New York Independent System Operator. These derivatives are accounted for as hedges. We also have a tolling arrangement with two counter parties under which we have "locked-in" a profit margin on 52,800 megawatt hours of summer season sales and 211,200 megawatt hours of winter sales. Under these arrangements, we will receive an up-front fee and will pay the counter party, on a monthly basis, our actual realized profit margin from the sale of electric energy. As a result of these hedging arrangements, we have hedged approximately 9% of our estimated peak 2001 summer electric sales and approximately 6% of our estimated 2001 yearly electric sales.

8.         NEW FINANCIAL ACCOUNTING STANDARDS

     In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 to fiscal years beginning after July 15, 2000. We will therefore adopt SFAS No. 133 in the first quarter of fiscal year 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities.

           In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No 133." SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for a number of transactions. The most significant amendment to SFAS 133 as it relates to our operations is that the normal purchases and normal sales exception found in SFAS 133 may now be applied to contracts that implicitly or explicitly permit net settlement, and contracts that have a market mechanism to facilitate net settlement. Therefore, under SFAS 138 our gas procurement contracts are not considered derivative financial instruments.

           All of our derivative financial instruments, except for an interest rate swap, are cash-flow hedges. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Periodic changes in market value of derivatives which meet the definition of a cash-flow hedge are recorded as comprehensive income, subject to effectiveness, and then included in net income to match the underlying hedged transactions. Our derivative instruments currently in place qualify for hedge accounting, and as a result, implementation of SFAS No. 133 and SFAS No. 138 when adopted are not expected to have a material effect on our net income, but could have a significant effect on comprehensive income because of fluctuations in the market value of the derivatives employed for hedging certain risks.

                                                 EASTERN'S CONSOLIDATED BALANCE SHEET

                                                                         SEPTEMBER 30,         DECEMBER 31,        SEPTEMBER 30,
                                                                              1999                 1999                 2000
                                                                        ----------------     ----------------    ------------------
                                                                                              (in thousands)

ASSETS

CURRENT ASSETS
  Cash and short-term investments                                       $         30,718     $         44,332    $           39,122
  Receivables, less reserves                                                      87,920              135,409                74,397
  Inventories                                                                     76,340               74,555               101,952
  Deferred gas costs                                                              21,589               64,503                85,000
  Other current assets                                                             7,319                5,008                 8,073
                                                                        ----------------     ----------------    ------------------
     TOTAL CURRENT ASSETS                                                        223,886              323,807               308,544

PROPERTY AND EQUIPMENT, AT COST                                                2,179,169            2,197,156             2,222,650
   Less accumulated depreciation                                                 910,068              906,953               943,081
                                                                        ----------------     ----------------    ------------------
      NET PROPERTY AND EQUIPMENT                                               1,269,101            1,290,203             1,279,569

  Goodwill, less amortization                                                    248,351              247,137               242,497
  Deferred postretirement health care costs                                       74,551               72,760                68,579
  Investments                                                                     15,437               14,671                14,265
  Deferred charges and other costs, less amortization                             77,169               71,179                70,199
                                                                        ----------------     ----------------    ------------------
    TOTAL OTHER ASSETS                                                           415,508              405,747               395,540
                                                                        ----------------     ----------------    ------------------

     TOTAL ASSETS                                                       $      1,908,495     $      2,019,757    $        1,983,653
                                                                        ================     ================    ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current debt                                                                    61,984           $  123,251               128,062
  Accounts payable                                                                57,456               75,770                63,914
  Accrued expenses                                                                40,322               37,516                39,887
  Other current liabilities                                                       48,678               50,234                50,946
                                                                        ----------------     ----------------    ------------------
     TOTAL CURRENT LIABILITIES                                                   208,440              286,771               282,809

GAS INVENTORY FINANCING                                                           43,285               54,020                59,657

LONG-TERM DEBT                                                                   516,683              515,232               501,937

RESERVES AND OTHER LIABILITIES
  Deferred income taxes                                                          174,069              179,426               183,728
  Postretirement health care                                                      98,946              100,016                97,253
  Preferred stock of subsidiary                                                   26,447               26,454                16,737
  Other reserves                                                                 104,866              103,208               101,420
                                                                        ----------------     ----------------    ------------------
      TOTAL RESERVES AND OTHER LIABILITIES                                       404,328              409,104               399,138

Commitments and Contingencies

SHAREHOLDERS' EQUITY
  Common stock, $1.00 par value;  Authorized shares 50,000,000;  Issued shares
  27,173,322  at September  30,  2000;  27,131,090  at December 31, 1999,  and
  22,649,457 at
  September 30, 1999                                                              27,021               27,131                27,183
  Capital in excess of par value                                                 240,532              244,449               246,845
  Retained earnings                                                              468,970              483,710               466,512
  Accumulated other comprehensive (loss)                                            (417)                 (77)                  155
    Treasury stock at cost - 16,892 shares at June 30, 2000 and
    December 31, 1999; and 10,461 shares at June 30, 1999                           (347)                (583)                 (583)
                                                                        ----------------     ----------------    ------------------
       TOTAL SHAREHOLDERS' EQUITY                                                735,759              754,630               740,112
                                                                        ----------------     ----------------    ------------------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $      1,908,495     $      2,019,757    $        1,983,653
                                                                        ================     ================    ==================

   The accompanying notes are an integral part of these financial statements.

                                                  EASTERN'S CONSOLIDATED STATEMENT OF INCOME

                                                                                NINE MONTHS ENDED
                                                                     ---------------------------------------
                                                                       SEPTEMBER 30,        SEPTEMBER 30,
                                                                            1999                 2000
                                                                     ------------------   ------------------
                                                                             (dollars in thousands)
REVENUES                                                                       $660,327             $807,548
OPERATING COSTS AND EXPENSES
      Operating Costs                                                           461,066              561,926
      Selling, general and administrative expenses                               84,658              110,922
      Depreciation and amortization                                              59,790               73,051
                                                                     ------------------   ------------------
                                                                                603,514              745,899

OPERATING EARNINGS                                                               54,813               61,649

OTHER INCOME (EXPENSES)
      Interest income                                                             7,488                2,543
      Interest expense                                                          (27,062)             (35,221)
      Other, net                                                                  9,115                2,682
                                                                     ------------------   ------------------

EARNINGS BEFORE INCOME TAXES                                                     44,354               31,653
Provision for income taxes                                                       17,449               13,828
                                                                     ------------------   ------------------

NET EARNINGS                                                         $           26,905   $           17,825
                                                                     ==================   ==================

BASIC EARNINGS PER SHARE                                             $             1.16   $             0.66

DILUTED EARNINGS PER SHARE                                           $             1.16   $             0.65

DIVIDENDS PER SHARE                                                  $             1.26   $             1.29

   The accompanying notes are an integral part of these financial statements.

                                                EASTERN'S CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                       NINE MONTHS ENDED
                                                                     -----------------------------------------------------
                                                                           SEPTEMBER 30,               SEPTEMBER 30,
                                                                               1999                        2000
                                                                     -------------------------   -------------------------
                                                                                    (dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
      NET EARNINGS                                                   $                  26,905   $                  17,825
      Adjustments to reconcile net earnings to net cash
            provided by operating activities:
      Depreciation and amortization                                                     59,790                      73,051
      Income taxes and tax credits                                                      (7,175)                         28
      Net gain on sale of assets                                                        (2,281)                     (1,819)
      Other changes in assets and liabilities:
      Receivables                                                                       29,875                      61,012
      Inventories                                                                       (5,477)                    (27,397)
      Deferred gas costs                                                                32,391                     (20,497)
      Accounts payable                                                                  (9,644)                    (11,857)
      Other                                                                                496                       6,283
                                                                     -------------------------   -------------------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                        124,880                      96,629
                                                                     -------------------------   -------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Capital expenditures                                                             (46,971)                    (51,646)
      Acquisition of Colonial Gas, net of cash acquired                               (150,446)                          -
      Investments                                                                       (7,784)                     (8,843)
      Proceeds on sale of assets                                                         6,697                       9,853
      Other                                                                             (2,632)                    (10,047)
                                                                     -------------------------   -------------------------
      NET CASH USED BY INVESTING ACTIVITIES                                           (201,136)                    (60,683)
                                                                     -------------------------   -------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Dividends paid                                                                   (28,458)                    (34,963)
      Changes in notes payable                                                         (12,835)                      5,547
      Changes in gas inventory financing                                                (9,359)                      5,637
      Proceeds from issuance of long-term debt
      Repayment of long-term debt and preferred stock                                   (6,442)                    (23,336)
      Other                                                                              2,894                       5,959
                                                                     -------------------------   -------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                       (54,200)                    (41,156)
                                                                     -------------------------   -------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (130,456)                     (5,210)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         159,836                      44,332
                                                                     -------------------------   -------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                              29,380                      39,122
SHORT-TERM INVESTMENTS                                                                   1,338                           -
Cash and short-term investments                                                        $30,718                     $39,122
                                                                     =========================   =========================

   The accompanying notes are an integral part of these financial statements.

              EASTERN'S NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.         ACCOUNTING POLICIES

           It is Eastern's opinion that the financial information contained in this report reflects all adjustments necessary to present a fair statement of results for the periods reported. All of these adjustments are of a normal recurring nature. Results for the periods are not necessarily indicative of results to be expected for the year, due to the seasonal nature of Eastern's operations. All accounting policies have been applied in a manner consistent with prior periods. Such financial information is subject to year-end adjustments and annual audit by independent public accountants.

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           These interim financial statements should be read in conjunction with Eastern's 1999 annual report filed on form 10-K with the Securities and Exchange Commission.

EARNINGS PER SHARE

           Basic earnings per share is based on the weighted average number of shares outstanding. Diluted earnings per share gives effect to the exercise of stock options using the treasury stock method, as reflected below:



                                                     NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                          --------------------------------------
                                                1999                  2000
--------------------------------------------------------------------------------
                                                      (in thousands)

Weighted average shares                             23,120                27,152
Dilutive effect of options                             119                   264
                                          ----------------      ----------------
Adjusted weighted average shares                    23,239                27,416
                                          ================      ================

COMPREHENSIVE INCOME

           The following is a summary of the reclassification adjustments and the income tax effects for the components of other comprehensive income (loss) for the nine months ended September 30:


                                                         Unrealized
                                                       Holding Gains                 Reclassification
                                                        (Losses) on                    Adjustments
                                                        Investments                     for Gains                        Other
                                                       Arising During                  Included in                   Comprehensive
                                                         the Period                     Net Income                   Income (Loss)
-------------------------------------------- ---  ------------------------  --- ---------------------      ------------------------
                                                                                      (in thousands)
NINE MONTHS ENDED SEPTEMBER 30, 1999

Pretax                                            $                 72      $                     (552)     $                  (480)
Income tax benefit (expense)                                       (25)                            193                         (168)
                                                  --------------------      --------------------------      -----------------------
   Net change                                     $                 47      $                     (359)     $                  (312)
                                                  ====================      ==========================      =======================

NINE MONTHS ENDED SEPTEMBER 30, 2000
Pretax                                            $              1,869      $                   (1,512)     $                   357
Income tax benefit (expense)                                      (654)                            529                         (125)
                                                  --------------------      --------------------------      -----------------------
   Net change                                     $              1,215      $                     (983)     $                   232
                                                  ====================      ==========================      =======================

2.         PLANNED MERGER WITH KEYSPAN

           On November 4, 1999, Eastern signed a definitive agreement that provides for the merger of Eastern with a wholly-owned subsidiary of KeySpan, with Eastern surviving the merger and becoming a wholly-owned subsidiary of KeySpan. In the merger, holders of Eastern common stock will receive $64.00 per share, in cash, subject to adjustment.

3.         PLANNED MERGER WITH ENERGYNORTH, INC.

           Under a definitive agreement signed in 1999, Eastern expects to acquire EnergyNorth for approximately $203 million in cash simultaneously with Eastern's merger with KeySpan. If the KeySpan merger is terminated, the agreement provides for Eastern to acquire EnergyNorth for approximately $78 million in cash and 1.7 million in Eastern shares, subject to a collar arrangement.

4.         BUSINESS SEGMENTS

           Eastern's reportable business segment information for revenues and operating earnings is presented below:



REVENUES                                       NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                    ---------------------------------------
                                          1999                   2000
                                    ----------------       ----------------
                                                (in thousands)

Natural Gas Distribution            $        452,441       $        576,084
Marine Transportation                        196,799                211,751
Other Services                                11,087                 19,713
                                    ----------------       ----------------
                                    $        660,327       $        817,548
                                    ================       ================


OPERATING EARNINGS (LOSS)                      NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                    ---------------------------------------
                                          1999                   2000
                                    -----------------       ---------------
                                                (in thousands)

Natural Gas Distribution            $          45,942       $        56,649
Marine Transportation                          15,605                11,773
Other Services                                 (3,724)               (1,689)
Headquarters                                   (3,010)               (5,084)
                                    -----------------       ---------------
                                    $          54,813       $        61,649
                                    =================       ===============


5.         INVENTORIES

           THE COMPONENTS OF INVENTORIES WERE AS FOLLOWS:


                                                            SEPTEMBER 30,
                                                                 2000
                                                      --------------------------
                                                            (in thousands)
Supplemental gas supplies                             $                   85,329
Other materials, supplies and marine fuels                                16,623
                                                      --------------------------
                                                      $                  101,952
                                                      ==========================

6.         SUPPLEMENTAL CASH FLOW INFORMATION

           THE FOLLOWING ARE SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:


                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                               ---------------------------------
                                                    1999                   2000
                                               ---------------       -----------
                                                           (in thousands)

Cash paid during the year for:
  Interest, net of amounts capitalized         $     17,711       $      29,094
  Income taxes                                 $     24,523       $      16,185

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                [GRAPHIC_OMITTED]






                               KEYSPAN CORPORATION

                                 $1,650,000,000
                                 DEBT SECURITIES

          -    We plan to issue up to $1,650,000,000 of debt securities.

          - The debt securities may be offered as separate series, in amounts, prices and on terms to be determined at the time of the sale. When we offer debt securities, we will provide you with a prospectus supplement or a term sheet describing the terms of the specific issue of debt securities including the offering price of the securities.

          - We may sell the debt securities to agents, underwriters or dealers, or may sell them directly to other purchasers.

          - You should read this prospectus and the prospectus supplement or the term sheet relating to the specific issue of debt securities carefully before you invest.

                         -------------------------------


           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                The date of this prospectus is October 26, 2000.

                                                               TABLE OF CONTENTS

                                                                                                                     Page

About this Prospectus...................................................................................................1

Risk Factors............................................................................................................1

Where You Can Find More Information.....................................................................................1

Forward-Looking Statements..............................................................................................2

KeySpan    .............................................................................................................3

Use of Proceeds.........................................................................................................3

Ratio of Earnings to Fixed Charges......................................................................................4

Description of Securities...............................................................................................5

Certain U.S. Federal Income Tax Consequences to Non-U.S. Persons ......................................................16

Plan of Distribution...................................................................................................18

Legal Opinions.........................................................................................................19

Experts    ............................................................................................................19

                             ABOUT THIS PROSPECTUS



           As used in this prospectus and any prospectus supplement or term sheet, except as the context otherwise requires, "we," "us," "our," "our Company," and "KeySpan" mean KeySpan Corporation, together with its consolidated subsidiaries.


                                  RISK FACTORS

           For each series of debt securities, we will include risk factors, if appropriate, in the prospectus supplement relating to that series.


                       WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.
                         -------------------

           We filed a registration statement on Form S-3 with the SEC covering the debt securities. For further information on us and the debt securities, you should refer to the registration statement and its exhibits. This prospectus summarizes material provisions of the indenture. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents in an exhibit to our registration statement of which this prospectus is a part.

           The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that the we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

          - Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

          - Our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2000 and June 30, 2000;

          - Our Current Reports on Form 8-K January 19, 2000, January 27, 2000, February 1, 2000, March 27, 2000, July 12, 2000, July 26,
               2000 and October 6, 2000.

           You may request a copy of these filings, or any of our SEC filings, at no cost, over the Internet at our web site at http://www.keyspanenergy.com or by writing or telephoning us at the following address:

                               Investor Relations
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York, 11201
                                 (718) 403-3385

           You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone else to provide you with different information. We are not making an offer of these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                           FORWARD-LOOKING STATEMENTS

           Some of the information included in this prospectus, any prospectus supplement or term sheet and the documents we have incorporated by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "may," "project," "will" or other similar words to identify forward-looking statements.

           Without limiting the foregoing, all statements relating to our

          -    anticipated capital expenditures,

          -    future cash flows and borrowings,

          -    pursuit of potential future acquisition opportunities, and

          -    sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

           Among  the  factors  that  could  cause  actual   results  to  differ
materially are:

          -    available sources and costs of fuel;

          -    volatility of energy prices in a deregulated market environment;

          -    federal   and  state   regulatory   initiatives   that   increase
               competition, threaten cost and investment recovery and impact rate structure;

          -    our ability to successfully reduce our cost structures;

          -    the successful integration of Eastern and EnergyNorth;

          -    the degree to which we develop unregulated business ventures;

          - our ability to identify and make complementary acquisitions, as well as the successful integration of those acquisitions; and

          -    inflationary trends and interest rates.

           When considering these forward-looking statements, you should keep in mind the cautionary statements in this document, any prospectus supplement or term sheet and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                     KEYSPAN

      KeySpan was formed in connection with a business combination in May 1998 of KeySpan Energy Corporation, the parent of The Brooklyn Union Gas Company, and certain businesses of the Long Island Lighting Company. Our core business is gas distribution, conducted by our two regulated gas subsidiaries, The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island. Together, they distribute gas to approximately 1.6 million customers.

      We are also a major, and growing, generator of electricity. We own and operate five large generating plants and 42 smaller facilities in Nassau and Suffolk Counties on Long Island and lease and operate a major facility in Queens County in New York City. Under contractual arrangements, we provide power, electric transmission-and-distribution services, billing and other customer services for approximately one million electric customers of the Long Island Power Authority. Our other subsidiaries are involved in oil and gas exploration and production; gas storage; wholesale and retail gas and electric marketing; appliance service; heating, ventilation and air conditioning installation and services; large energy-system ownership, installation and management; telecommunications; energy-related internet activities; and fuel cells. We also invest in, and participate in the development of, pipelines and other energy-related projects, domestically and internationally.

      In November 1999, KeySpan and Eastern Enterprises announced that they had signed a definitive merger agreement under which we will acquire all of the common stock of Eastern for $64.00 per share in cash, subject to adjustment. The transaction has a total value of approximately $2.5 billion ($1.7 billion in equity and $0.8 billion in assumed debt and preferred stock). The transaction will be accounted for as a purchase.

      Eastern owns and operates Boston Gas Company, Colonial Gas Company, Essex Gas Company, Midland Enterprises Inc., Transgas Inc. and ServicEdge Partners, Inc. In July 1999, Eastern announced it had entered into an agreement to acquire EnergyNorth, Inc. owner of New Hampshire's largest natural gas distributor, EnergyNorth Natural Gas, Inc. EnergyNorth is located across the Massachusetts border from, but contiguous to, areas served by Eastern's gas distribution subsidiaries. In connection with our acquisition of Eastern, Eastern has amended its agreement with EnergyNorth to provide for an all cash acquisition of EnergyNorth shares at a price per share of $61.13, subject to adjustment. The restructured EnergyNorth acquisition is expected to close contemporaneously with the KeySpan/Eastern transaction.

      The increased size and scope of our combined organization should enable KeySpan, Eastern and EnergyNorth to provide enhanced, cost-effective customer service and to capitalize on the above-average growth opportunities for natural gas in the Northeast and provide additional resources to our unregulated businesses. The combined company will serve approximately 2.4 million gas customers.

      The transactions among KeySpan, Eastern and EnergyNorth have already received all required shareholder approvals, as well as the approval of the New Hampshire Public Utility Commission. However, it is conditioned upon the approval of the SEC, which is currently reviewing applications filed by us, Eastern and EnergyNorth under the Public Utility Holding Company Act. We anticipate that the transactions can be completed before the end of 2000, but we are unable to determine when or if the required SEC approvals will be obtained.

      We are a holding company with no independent operations or source of income of our own. We conduct substantially all of our operations through our subsidiaries and, as a result, we depend on the earnings and cash flow of, and dividends or distributions from, our subsidiaries to provide the funds necessary to meet our debt and contractual obligations. Furthermore, a substantial portion of our consolidated assets, earnings and cash flow is derived from the operations of our regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation by the New York Public Service Commission.


                                 USE OF PROCEEDS

      We are issuing the debt securities in order to finance our acquisition of Eastern and EnergyNorth, by either using the proceeds to finance the acquisition of Eastern's and EnergyNorth's common stock or for any other proper Company purpose, including to redeem or replace short term financing instruments, such as bank loans or commercial paper issued to finance those acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES
      The  following  table  shows our  consolidated  ratio of earnings to fixed charges for the periods indicated.
                     Twelve Months Ended                                           Nine Months         Year               Six Months
--------------------------------------------------------------
                                                                                   Ended               Ended                 Ended
December 31,                            March 31                                   December 31         December 31          June 30,
                          ------------------------------------
1996 (a)                  1997 (a)                  1998(a)                        1998                1999                   2000

------------------------------------------------------------------------------------------------------------------------------------

2.15                      2.21                      2.44                           (b)                 3.23                   4.14

--------------
(a) Represents ratio of earnings to fixed charges for our predecessor, Long Island Lighting Company.

      For the nine months ended December 31, 1998, earnings were insufficient to cover fixed charges by $365.0 million. During the nine months ended December 31, 1998, we incurred the following special charges (after tax): charges associated with the transaction with the Long Island Power Authority of $107.9 million; charges associated with the combination of Long Island Lighting Company's gas and electric services businesses with KeySpan Corporation of $83.5 million; an impairment charge of $54.1 million to write-down the value of proved gas reserves; and a charge of $13.0 million to establish a not-for-profit philanthropic foundation.

                           DESCRIPTION OF SECURITIES



       IN THIS DESCRIPTION, "WE," "US," "OUR," "OUR COMPANY," AND "KEYSPAN" MEAN KEYSPAN CORPORATION AND NOT ANY OF OUR SUBSIDIARIES. CAPITALIZED TERMS USED BELOW ARE DEFINED UNDER "MATERIAL COVENANTS - DEFINED TERMS."

       The debt securities will be issued under an indenture, dated as of November 1, 2000, between us and The Chase Manhattan Bank, as trustee. The indenture provides for the issuance from time to time of debt securities in an unlimited dollar amount and an unlimited number of series.

       The following description of the terms of the debt securities summarizes the material terms that will apply to the debt securities. The description is not complete, and we refer you to the indenture, a copy of which is an exhibit to the registration statement of which this prospectus is a part. For your reference, in several cases below we have noted the section in the indenture that the paragraph summarizes. Capitalized terms have the meanings assigned to them in the indenture. The referenced sections of the indenture and the definitions of capitalized terms are incorporated by reference in the following summary.

       Prospective purchasers of debt securities should be aware that special U.S. Federal income tax, accounting and other considerations may be applicable to instruments such as the debt securities. The prospectus supplement or term sheet relating to an issue of debt securities will describe these considerations, if they apply.

SPECIFIC TERMS OF EACH SERIES

      Each time that we issue a new series of debt securities, the prospectus supplement or term sheet relating to that new series will specify the particular amount, price and other terms of those debt securities. These terms may include:

          -    the title of the debt securities;

          -    any limit on the total principal amount of the debt securities;

          - the date or dates on which the principal of the debt securities will be payable or their manner of determination;

          - the interest rate or rates of the debt securities; the date or dates from which interest will accrue on the debt securities; and the interest payment dates and the regular record dates for the debt securities; or, in each case, their manner of determination;

          - the place or places where the principal of and premium and interest on the debt securities will be paid;

          - the period or periods within which, the price or prices at which and the terms on which any of the debt securities may be redeemed, in whole or in part at our option, and any remarketing arrangements;

          - the terms on which we would be required to redeem, repay or purchase debt securities required by any sinking fund, mandatory redemption or similar provision; and the period or periods within which, the price or prices at which and the terms and conditions on which the debt securities will be so redeemed, repaid or purchased in whole or in part;

          - the denomination in which the debt securities will be issued, if other than denominations of $1,000 and any whole multiple thereof;

          - the portion of the principal amount of the debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount; these debt securities could include original issue discount, or OID, debt securities or indexed debt securities, which are each described below;

          - whether and under what circumstances we will pay additional amounts under any debt securities held by a person who is not a U.S. person for tax payments, assessments or other governmental charges and whether we have the option to redeem the debt securities which are affected by the additional amounts instead of paying the additional amounts;

          - the form in which we will issue the debt securities, whether registered, bearer or both, and any restrictions on the exchange of one form of debt securities for another and on the offer, sale and delivery of the debt securities in either form;

          -    whether   the  debt   securities   will  be  issuable  as  global
               securities;

          - whether the amounts of payments of principal of, premium, if any, and interest, if any, on the debt securities are to be determined with reference to an index, formula or other method, and if so, the manner in which such amounts will be determined;

          - if the debt securities are issuable in definitive form upon the satisfaction of certain conditions, the form and terms of such conditions;

          -    any  trustees,   paying  agents,  transfer  agents,   registrars,
               depositories   or  similar   agents  with  respect  to  the  debt
               securities;

          - any additions or deletions to the terms of the debt securities with respect to the events of default or covenants governing the debt securities;

          - the foreign currency or units of two or more foreign currencies in which payment of the principal of and premium and interest on any debt securities will be made, if other than U.S. dollars, and the holders' right, if any, to elect payment in a foreign currency or foreign currency unit other than that in which the debt securities are payable;

          -    whether  and to what  extent the debt  securities  are subject to
               defeasance  on  terms   different  from  those   described  under
               "Defeasance of indenture;" and

          - any other terms of the debt securities that are not inconsistent with the indenture.

(section 301)

       We may issue debt securities as OID debt securities. OID debt securities bear no interest or bear interest at below-market rates and are sold at a discount below their stated principal amount. If we issue OID debt securities, the prospectus supplement or term sheet will contain the issue price, the rate at which interest will accrete, and the date from which such interest will accrete on the OID debt securities.

       We may also issue indexed debt securities. Payments of principal of, and premium and interest on, indexed debt securities are determined with reference to the rate of exchange between the currency or currency unit in which the debt security is denominated and any other currency or currency unit specified by us, to the relationship between two or more currencies or currency units or by other similar methods or formulas specified in the prospectus supplement or term sheet.

RANKING

       The debt securities will be our unsecured and unsubordinated obligations and will rank equally with all our other unsecured and unsubordinated debt.

FORM AND DENOMINATION

       The prospectus supplement or term sheet will describe the form which the debt securities will have, including insertions, omissions, substitutions and other variations permitted by the indenture and any legends required by any laws, rules or regulations. (section 201)

       We will issue debt securities in denominations of $1,000 and whole multiples thereof, unless the prospectus supplement or term sheet states otherwise. (section 302)

PAYMENT

       We will pay principal of and premium and interest on its registered debt securities at the place and time described in the debt securities. We will pay installments of interest on any registered debt security to the person in whose name the registered debt security is registered at the close of business on the regular record date for these payments. We will pay principal and premium on registered debt securities only against surrender of these debt securities. (section 1001) If we issue debt securities in bearer form, the prospectus supplement or term sheet will describe where and how payment will be made.

MATERIAL COVENANTS

           The indenture includes the following material covenants:

           LIEN ON ASSETS

           If we or any of our Gas Utility Subsidiaries mortgage, pledge or otherwise subject to any lien the whole or any part of any Property which we now own or acquire in the future, then we will secure the debt securities to the same extent and in the same proportion as the debt or other obligation that is secured by each of those mortgages, pledges or other liens. The debt securities will remain secured for the same period as the other debt remains secured. This restriction does not apply, however, to any of the following:

          -    purchase-money mortgages or liens;

          - liens on any property or asset that existed at the time when we acquired that property or asset;

          - any deposit or pledge to secure public or statutory obligations or contractual obligations to Long Island Power Authority;

          - any deposit or pledge with any governmental agency required in order to qualify us to conduct our business, or any part of our business, or to entitle us to maintain self-insurance or to obtain the benefits of any law relating to workmen's compensation, unemployment insurance, old age pensions or other social security; - any deposit or pledge with any court, board, commission or governmental agency as security related to the proper conduct of any proceeding before it;

          - any mortgage, pledge or lien on any property or asset of any of our affiliates other than Gas Utility Subsidiaries, even if the affiliate may have acquired that property or asset from us or a Gas Utility Subsidiary;

          - any lien granted over receivables or other monetary or regulatory assets granted in connection with a securitization arrangement for those assets to secure our or one of our Gas Utility Subsidiaries' monetary or regulatory obligations incurred in relation to such securitization arrangements, so long as the principal amount of those obligations does not exceed the aggregate face amount of such receivables or monetary assets;

          - liens for taxes, assessments or governmental charges or levies not yet delinquent or being contested in good faith by us, if we have made appropriate reserves;

          - liens of landlords and liens of mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by us, if we have made appropriate reserves;

          - leases or subleases which we have granted to others in the ordinary course of business;

          - easements, rights-of-way, restrictions and other similar encumbrances which we have incurred in the ordinary course of business and which do not interfere with the ordinary conduct of our business;

          - liens incurred in connection with the issuance by a state or a political subdivision of a state of any securities the interest on which is exempt from federal income taxes under Section 103 of the Internal Revenue Code or any other laws or regulations in effect at the time of the issuance; or

          - liens for the sole purpose of extending, renewing or replacing all or a part of the indebtedness secured by any lien referred to in the foregoing clauses or in this clause.

           Notwithstanding the foregoing, we and our Gas Utility Subsidiaries may create, incur or permit to exist any lien to secure Indebtedness in addition to those permitted by the preceding sentence, and renew, extend or replace such liens, PROVIDED that at the time of such creation, incurrence, renewal, extension or replacement, after giving effect thereto, the aggregate amount of all such Indebtedness of our company and our Gas Utility Subsidiaries and the aggregate Attributable Value of all Sales and Leaseback Transactions of our company and our Gas Utility Subsidiaries at any one time outstanding together shall not exceed 10% of Consolidated Tangible Assets. As of June 30, 2000, Consolidated Tangible Assets were $7.1 billion. (section 1007).

           SALE AND LEASEBACK TRANSACTIONS

           Neither we nor any of our Gas Utility Subsidiaries may enter into any Sale and Leaseback unless either:

           (1) we and our Gas Utility Subsidiaries would be entitled pursuant to the "--Liens on assets" covenant to create Indebtedness secured by a lien on the Principal Property to be leased back in an amount equal to the Attributable Value of such Sale and Leaseback Transaction without the debt securities being equally and ratably secured with (or, at our option, prior to) that Indebtedness; or

           (2) we or the relevant subsidiary, within 270 days after the sale or transfer of the relevant assets shall have been made, applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds from the sale or, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property so leased (as determined by any two directors of our company or the relevant Gas Utility Subsidiary) to:

                    -    the retirement of  Indebtedness  of our company ranking
                         prior to or on a parity with the debt securities, incurred or assumed by us or that Gas Utility Subsidiary which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of incurring, assuming or guaranteeing such Indebtedness or

                    - the investment in any Principal Property used in the ordinary course of business.

                     (section 1008)

           LIMITATION ON MERGER, CONSOLIDATION AND SALES OF ASSETS

           We may not consolidate with or merge into any other entity or transfer or lease substantially all of our properties and assets to any person unless:

                    - the successor is organized under the laws of the United States or a state thereof;

                    - the successor assumes by supplemental indenture the obligations of its predecessor (that is, all our obligations under the debt securities and the indenture); and

                    - after giving effect to the transaction, there is no default under the indenture.

                    The surviving  transferee or lessee  corporation will be our successor, and we will be relieved of all obligations under the debt securities and the indenture. (sections 801 and 802)

           DEFINED TERMS

           "Attributable Value" means, as to any particular lease under which we or any of our Gas Utility Subsidiaries is at any time liable as lessee and at any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such date at a rate per annum equivalent to the interest rate inherent in such lease (as determined in good faith by us in accordance with generally accepted financial practice) compounded semi-annually.

           "Capital Stock" of any Person means shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designed) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

           "Consolidated   Tangible  Assets"  means,  as  of  the  date  of  any
determination thererof, the total of all assets which would appear on a consolidated balance sheet of our company and our subsidiaries, prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP, at their net book values (after deducting related depreciation, depletion and amortization which, in accordance with U.S. GAAP, should be set aside in connection with the business conducted), but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other intangible assets all as determined in accordance with U.S. GAAP.

           "Gas Utility Subsidiaries" means the following subsidiaries of our Company engaged in the distribution and sale at retail of natural gas: The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, Boston Gas Company, Colonial Gas Company, Essex Gas Company, and EnergyNorth Natural Gas, Inc.; and any other subsidiary of our Company engaged in such activity, provided such subsidiary would be, at any particular time, a "significant subsidiary" of the Company within the meaning of Rule 1-02 of Regulation S-X promulgated by the Commission.

           "Indebtedness"   means,   with   respect  to  any   Person   (without
duplication):

                    (1)  any liability of that Person:

                    -    for   borrowed   money  or  under   any   reimbursement
                         obligation relating to a letter of credit or similar instrument;

                    -    evidenced  by  a  bond,  note,   debenture  or  similar
                         instrument;

                    - to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business; or

                    - for the payment of money relating to any obligations under any capital lease of real or personal property which has been recorded as a capitalized lease obligation.

                     (2) any liability of others described in the preceding clause (1) that the Person has guaranteed or that is otherwise its legal liability or which is secured by a lien on that Person's Property;

                    (3)  any  amendment,  supplement,   modification,  deferral,
               renewal, extension or refunding of any liability of the types referred to in clauses (1) or (2) above; and

                     (4) in the case of any of our subsidiaries, the aggregate preference in respect of amounts payable on the issued and outstanding shares of preferred stock of any such subsidiary in the event of any voluntary or involuntary liquidation, dissolution or winding up (excluding any such preference attributable to such shares of preferred stock that are owned by such Person or any of its subsidiaries).

           "Person"  means  any  individual,  firm,  corporation,   partnership,
association, joint venture, tribunal, limited liability company, trust, government or political subdivision or agency or instrumentality thereof, or any other entity or organization.

           "Principal Property" means the real estate, fixtures, pipelines, mains, meters, pipes, valves, compressors and other related personal property primarily used in connection with the transportation, distribution or retail sale of gas by the Gas Utility Subsidiaries.

           "Property" means any asset, revenue or any other property, including capital stock, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

           "Sale and Leaseback Transaction" means any transaction or series of related transactions relating to Principal Property now owned or hereafter acquired whereby we or one of our Gas Utility Subsidiaries transfers the Principal Property to a Person and we or one of our Gas Utility Subsidiaries leases it from that Person for a period, including renewals, in excess of three years.

           "Significant Subsidiary" has the meaning specified , as of the date of the indenture, in Rule 1-02 of Regulation S- X promulgated under the Securities Act.

REGISTRATION OF TRANSFER AND EXCHANGE

           All debt securities issued upon any registration of transfer or exchange of debt securities will be valid obligations of ours, evidencing the same debt and entitled to the same rights under the indenture as the debt securities surrendered in the registration of transfer or exchange.

REGISTRATION OF TRANSFER

          Holders of registered debt securities may present their securities for registration of transfer at the office of one or more security registrars designated and maintained by us. (section 305)

          We will not be required to register the transfer of or exchange debt securities under the following conditions:

     - We will not be required to register the transfer of or exchange any debt securities during a period of 15 days before any selection of those debt securities to be redeemed.

     - We will not be required to register the transfer of or exchange any debt securities selected for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part.

     - We will not be required to register the transfer of or exchange debt securities of any holder who has exercised an option to require the repurchase of those debt securities prior to their stated maturity date, except the portion not being repurchased.

(section 305)

EXCHANGE

           At your option, you may exchange your registered debt securities of any series (except a global security, as set forth below) for an equal principal amount of other registered debt securities of the same series having authorized denominations upon surrender to our designated agent.

           We may at any time exchange debt securities issued as one or more global securities for an equal principal amount of debt securities of the same series in definitive registered form. In this case we will deliver to the holders new debt securities in definitive registered form in the same aggregate principal amount as the global securities being exchanged.

           The depositary of the global securities may also decide at any time to surrender one or more global securities in exchange for debt securities of the same series in definitive registered form, in which case we will deliver the new debt securities in definitive form to the persons specified by the depositary, in an aggregate principal amount equal to, and in exchange for, each person's beneficial interest in the global securities. (section 305)

           Notwithstanding the above, we will not be required to exchange any debt securities if, as a result of the exchange, we would suffer adverse consequences under any United States law or regulation. (section 305)

GLOBAL SECURITIES

           If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

           The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any paying agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

DEFEASANCE OF INDENTURE

           We can terminate all of our obligations under the indenture with respect to the debt securities, other than the obligation to pay interest on and the principal of the debt securities and certain other obligations, at any time by:

     - depositing money or U.S. government obligations with the trustee in an amount sufficient to pay the principal of and interest on the debt securities to their maturity; and

     - complying with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of our defeasance.

           In addition, we can terminate all of our obligations under the indenture with respect to the debt securities, including the obligation to pay interest on and the principal of the debt securities, at any time by:

     - depositing money or U.S. government obligations with the trustee in an amount sufficient to pay the principal of and interest on the debt securities to their maturity, and

     - complying with certain other conditions, including delivery to the trustee of an opinion of counsel stating that there has been a ruling by the Internal Revenue Service, or a change in the federal tax law since the date of the indenture, to the effect that holders of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of our defeasance.

(sections 402-404)

PAYMENTS OF UNCLAIMED MONEYS

           Moneys deposited with the trustee or any paying agent for the payment of principal of or premium and interest on any debenture that remains unclaimed for two years will be repaid to us at our request, unless the law requires otherwise. If this happens and you want to claim these moneys, you must look to us and not to the trustee or paying agent. (section 409)

EVENTS OF DEFAULT, NOTICES, AND WAIVER

           EVENTS OF DEFAULT

           An "event of default" regarding any series of debt securities is any one of the following events:

          - default for 30 days in the payment of any interest installment when due and payable;

          - default in the payment of principal or premium when due at its stated maturity, by declaration, when called for redemption or otherwise;

- default in the performance of any covenant in the debt securities or in the indenture by us for 60 days after notice to us by the trustee or by holders of 25% in principal amount of the outstanding debt securities of that series;

-          acceleration  of debt  securities  of  another  series  or any  other indebtedness  of  ours  or one of our  Significant  Subsidiaries  for borrowed money, in an aggregate principal amount exceeding $25 million under the terms of the instrument or instruments under which the indebtedness is issued or secured, if the acceleration is not annulled within 30 days after written notice as provided in the indenture;

     - a final, non-appealable judgment or order for the payment of money in excess of $25 million rendered against us or one of our Significant Subsidiaries that is not paid or discharged within 60 days following entry of such judgment or order;

     - certain events of bankruptcy, insolvency and reorganization involving us; and

     - any other event of default of that series that is specified in the prospectus supplement or term sheet.

(section 501)

           A default regarding a single series of debt securities will not necessarily constitute a default regarding any other series.

           If an event of default for any series of debt securities occurs and is continuing (other than an event of default involving the bankruptcy, insolvency or reorganization of our company), either the trustee or the holders of 25% in principal amount of the outstanding debt securities of that series may declare the principal (or, in the case of (a) OID debt securities, a lesser amount as provided in those OID debt securities or (b) indexed debt securities, an amount determined by the terms of those indexed debt securities), of all the debt securities of that series, together with any accrued interest on the debt securities, to be immediately due and payable by notice in writing to us. If it is the holders of debt securities who give notice of that declaration of acceleration to us, then they must also give notice to the trustee. (section
502)

           If an event of default occurs which involves the bankruptcy, insolvency or reorganization of our company, as set forth above, then all unpaid principal amounts (or, if the debt securities are (a) OID debt securities, then the portion of the principal amount that is specified in those OID debt securities or (b) indexed debt securities, an amount determined by the terms of those indexed debt securities) and accrued interest on all debt securities of each series will immediately become due and payable, without any action by the trustee or any holder of debt securities. (section 502)

           In order for holders of debt securities to initiate proceedings for a remedy under the indenture, 25% in principal amount must first give notice to us as provided above, must request that the trustee initiate a proceeding in its own name and must offer the trustee a reasonable indemnity against costs and liabilities. If the trustee still refuses for 60 days to initiate the proceeding, and no inconsistent direction has been given to the trustee by holders of a majority of the debt securities of the same series, the holders may initiate a proceeding as long as they do not adversely affect the rights of any other holders of that series. (section 507)

           The holders of a majority in principal amount of the outstanding debt securities of a series may rescind a declaration of acceleration if all events of default, besides the failure to pay principal or interest due solely because of the declaration of acceleration, have been cured or waived. (section 502)

           If we default on the payment of any installment of interest and fail to cure the default within 30 days, or if we default on the payment of principal when it becomes due, then the trustee may require us to pay all amounts due to the trustee, with interest on the overdue principal or interest payments, in addition to the expenses of collection. (section 503)

           A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree. The indenture requires us to pay additional amounts necessary to protect holders if a court requires a conversion to be made on a date other than a judgment date.

           NOTICES

           The trustee is required to give notice to holders of a series of debt securities of a default, which remains uncured or has not been waived, that is known to the trustee within 90 days after the default has occurred. In the event of a default in the performance of any covenant in the debt securities or the indenture which results under the indenture in notice to us by the trustee after 90 days, the trustee shall not give notice to the holders of debt securities until 60 days after the giving of notice to us. The trustee may not withhold the notice in the case of a default in the payment of principal of and premium or interest on any of the debt securities. (section 602)

           WAIVER

           The holders of a majority in principal amount of the outstanding debt securities of a series may waive any past default or event of default except a default in the payment of principal of or premium or interest on the debt securities of that series or a default relating to a provision that cannot be amended without the consent of each affected holder. (section 513)

REPORTS

           We are required to file an officer's certificate with the trustee every year confirming that we are complying with all conditions and covenants in the indenture. (section 1005)

           We must also file with the trustee copies of our annual reports and the information and other documents which we may be required to file with the SEC under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended. These documents must be filed with the trustee within 15 days after they are required to be filed with the SEC. If we are not required to file the information, documents or reports under either of these Sections, then we must file with the trustee and the SEC, in accordance with the rules and regulations of the SEC, the supplementary and periodic information, documents and reports which may be required by Section 13 of the Exchange Act, in respect of a debt security listed and registered on a national securities exchange, as may be required by the rules and regulations of the SEC.

           Within 30 days of filing the information, documents or reports referred to above with the trustee, we must mail to the holders of the debt securities any summaries of the information, documents or reports which are required to be sent to the holders by the rules and regulations of the SEC. (section 704)

RIGHTS AND DUTIES OF THE TRUSTEE

           The holders of a majority in principal amount of outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or other power conferred on the trustee. The trustee may decline to follow that direction if it would involve the trustee in personal liability or would be illegal. (section 512) During a default, the trustee is required to exercise the standard of care and skill that a prudent man would exercise under the circumstances in the conduct of his own affairs. (section 601) The trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities unless those holders have offered to the trustee reasonable security or indemnity. (section
603)

          The trustee is entitled, in the absence of bad faith on its part, to rely on an officer's certificate before taking action under the indenture. (section 603)

SUPPLEMENTAL INDENTURES

           SUPPLEMENTAL INDENTURES NOT REQUIRING CONSENT OF HOLDERS

           Without the consent of any holders of debt securities, we and the trustee may supplement the indenture, among other things, to:

     -    pledge property to the trustee as security for the debt securities;

     - reflect that another entity has succeeded us and assumed the covenants and obligations of us under the debt securities and the indenture;

     - cure any ambiguity or inconsistency in the indenture or in the debt securities or make any other provisions necessary or desirable, as long as the interests of the holders of the debt securities are not adversely affected in any material respect;

     - issue and establish the form and terms of any series of debt securities as provided in the indenture;

     - add to our covenants further covenants for the benefit of the holders of debt securities (and if the covenants are for the benefit of less than all series of debt securities, stating which series are entitled to benefit);

     - add any additional event of default (and if the new event of default applies to fewer than all series of debt securities, stating to which series it applies);

     -    change the trustee or provide for an additional trustee;

     - provide additional provisions for bearer debt securities so long as the action does not adversely affect the interests of holders of any debt securities in any material respect; or

     - modify the indenture in order to continue its qualification under the Trust Indenture Act of 1939 or as may be necessary or desirable in accordance with amendments to that Act.

(section 901)

           SUPPLEMENTAL INDENTURES REQUIRING CONSENT OF HOLDERS

           With the consent of the holders of at least a majority in principal amount of the series of the debt securities that would be affected by a modification of the indenture, the indenture permits us and the trustee to supplement the indenture or modify in any way the terms of the indenture or the rights of the holders of the debt securities. However, without the consent of each holder of all of the debt securities affected by that modification, we and the trustee may not:

     - reduce the principal of or premium on or change the stated final maturity of any debt security;

     - reduce the rate of or change the time for payment of interest on any debt security (or, in the case of OID debt securities, reduce the rate of accretion of the OID);

     - change any of our obligations to pay additional amounts under the indenture;

     - reduce or alter the method of computation of any amount payable upon redemption, repayment or purchase of any debt security by us (or the time when the redemption, repayment or purchase may be made);

     - make the principal or interest on any debt security payable in a currency other than that stated in the debt security or change the place of payment;

     - reduce the amount of principal due on an OID debt security upon acceleration of maturity or provable in bankruptcy or reduce the amount payable under the terms of an indexed debt security upon acceleration of maturity or provable in bankruptcy;

     - impair any right of repayment or purchase at the option of any holder of debt securities;

     - modify the right of any holder of debt securities to receive or sue for payment of the principal or interest on a debt security that would be due and payable at the maturity thereof or upon redemption; or

     - reduce the principal amount of the outstanding debt securities of any series required to supplement the indenture or to waive any of its provisions.

(section 902)

           A supplemental indenture which modifies or eliminates a provision intended to benefit the holders of one series of debt securities will not affect the rights under the indenture of holders of other series of debt securities.

REDEMPTION

           The specific terms of any redemption of a series of debt securities will be contained in the prospectus supplement or term sheet for that series. Generally, we must send notice of redemption to the holders at least 30 days but not more than 60 days prior to the redemption date. The notice will specify:

     -    the principal amount being redeemed;

     -    the redemption date;

     -    the redemption price;

     -    the place or places of payment;

     -    the CUSIP number of the debt securities being redeemed;

     -    whether the redemption is pursuant to a sinking fund;

     - that on the redemption date, interest (or, in the case of OID debt securities, original issue discount) will cease to accrue; and

     - if bearer debt securities are being redeemed, that those bearer debt securities must be accompanied by all coupons maturing after the redemption date or the amount of the missing coupons will be deducted from the redemption price, or indemnity must be furnished, and whether those bearer debt securities may be exchanged for registered debt securities not being redeemed.

(section 1104)

           On or before any redemption date, we will deposit an amount of money with the trustee or with a paying agent sufficient to pay the redemption price. (section 1103)

           If less than all the debt securities are being redeemed, the trustee shall select the debt securities to be redeemed using a method it considers fair. (section 1103) After the redemption date, holders of debt securities which were redeemed will have no rights with respect to the debt securities except the right to receive the redemption price and any unpaid interest to the redemption date. (section 1106)


CONCERNING THE TRUSTEE

           We have customary banking relationships with the trustee, The Chase Manhattan Bank. Among other services, The Chase Manhattan Bank provides us with cash management and credit services, including payroll account, lockbox, foreign exchange and investment custody account services. The Chase Manhattan Bank also serves or has served as administrative agent and trustee with respect to other issuances of debt by us and our subsidiaries and is a member of a syndicate of banks which is party to several credit facilities with us in a total amount of $2 billion. In addition, Chase Securities Inc., an affiliate of The Chase Manhattan Bank, acts as a placement agent for our commercial paper program.

GOVERNING LAW

          The laws of the State of New York govern the indenture and will govern the debt securities. (section 112)


        CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. PERSONS

          The following is a summary of certain U.S. federal income tax considerations for beneficial owners of the debt securities that are "non-U.S. persons" under the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code, a "non-U.S. person" means a person that is not any of the following:

     -    a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust which is either subject to the supervision of a court within the United States and the control of one or more U.S. persons or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      This summary is based on current law which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a "controlled foreign corporation," "passive foreign investment company" or "foreign personal holding company"). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

      YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF THE DEBT SECURITIES, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.


U.S. FEDERAL WITHHOLDING TAX

      The 30% U.S. federal withholding tax will not apply to any payment of principal or interest (including original issue discount) on a particular series of debt securities provided that:

     - you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Internal Revenue Code and the U.S. Treasury Regulations;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on the debt securities is described in the Internal Revenue Code; and

     - (a) you provide your name and address on an IRS Form W-8, and certify, under penalty of perjury, that you are not a U.S. person or (b) a financial institution holding the debt securities on your behalf certifies, under penalty of perjury, that it has received an IRS Form W-8 from the beneficial owner and provides us with a copy.

      If you cannot satisfy the requirements described above, payments of premium, and interest (including original issue discount) made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

     - IRS Form 1001 or successor form claiming an exemption from withholding under the benefit of a tax treaty or

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     -    IRS Form 4224 or successor form stating that interest paid on the debt security is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

      Under new Treasury regulations applicable to payment made after December 31, 2000, revised Form W-8s will generally replace IRS Form 1001 and IRS Form 4224. The 30% U.S. federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, retirement or other disposition of the debt security.

U.S. FEDERAL ESTATE TAX

      Your estate will not be subject to U.S. federal estate tax on debt securities of a series beneficially owned by you at the time of your death, provided that:

     - you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Internal Revenue Code and the U.S. Treasury Regulations) and

     - interest on that debt security would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. FEDERAL INCOME TAX

      If you are engaged in a trade or business in the United States and interest on the debt securities is effectively connected with the conduct of that trade or business (although exempt from the 30% withholding tax), you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on debt securities will be included in earnings and profits.

      Any gain or income realized on the disposition of a debt security generally will not be subject to U.S. federal income tax unless:

     - that gain or income is effectively connected with the conduct of a trade or business in the United States by you, or

     - you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

      INFORMATION REPORTING AND BACKUP WITHHOLDING

      In general, you will not be required to provide information reporting and backup withholding regarding payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under "U.S. Federal Withholding Tax."

      In addition, you will not be required to pay backup withholding and provide information reporting regarding the proceeds of the sale of a debt security within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, as defined under the Internal Revenue Code, or you otherwise establish an exemption.

      U.S. Treasury Regulations were recently issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 2000. In general, the new U.S. Treasury Regulations would not significantly alter the present rules discussed above, except in certain special situations.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.



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                              PLAN OF DISTRIBUTION

      We may sell the debt securities as follows:

     -    through underwriters or dealers; or

     -    through agents; or

     -    directly to purchasers.

      The prospectus supplement or term sheet for each series of debt securities will describe that offering, including:

     -    the name or names of any underwriters, dealers or agents;

     -    the purchase price and the proceeds to us from that sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchanges on which the debt securities of that series may be listed.

UNDERWRITERS

      Unless otherwise set forth in the prospectus supplement or term sheet, the obligations of the underwriters to purchase debt securities will be subject to certain conditions. The underwriters will be obligated to purchase all the debt securities of a series if any are purchased.

      The debt securities will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of debt securities for whom they may act as agent. Underwriters may also sell debt securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      We may authorize underwriters to solicit offers by certain types of institutions to purchase debt securities from us at the public offering price stated in the prospectus supplement or term sheet required by delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell debt securities under these delayed delivery contracts, the prospectus supplement or term sheet will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

AGENTS

      We may also sell debt securities through agents designated by us from time to time. We will name any agents involved in the offer or sale of the debt securities and will list commissions payable by us to these agents in the prospectus supplement or term sheet. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement or term sheet.

DIRECT SALES

      We may sell debt securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of debt securities.


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REMARKETING TRANSACTIONS

      We may also sell debt securities that we have purchased, redeemed or repaid through one or more remarketing firms acting as principals for their own accounts or as our agents. The applicable prospectus supplement or term sheet will identify any remarketing firms and describe the terms of our agreement with them and their compensation. Remarketing firms may be deemed to be underwriters of the debt securities under the Securities Act of 1933, as amended.

INDEMNIFICATION

      We may indemnify underwriters, dealers or agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

NO ASSURANCE OF LIQUIDITY

      Each series of debt securities will be a new issue of securities with no established trading market. Any underwriters that purchase debt securities from us may make a market in these debt securities. The underwriters will not be obligated, however, to make a market in the debt securities and may discontinue market-making at any time without notice to holders of debt securities. We cannot assure you that there will be liquidity in the trading market for any debt securities of any series.


                                 LEGAL OPINIONS

      The validity of the debt securities offered by us in this prospectus will be passed upon for us by Steven L. Zelkowitz, Senior Vice President and General Counsel of KeySpan. Mr. Zelkowitz is the beneficial owner of or has the option to acquire approximately 277,400 shares of our common stock. Certain legal matters will be passed upon for any agents or underwriters by Simpson Thacher & Bartlett, New York, New York, or other counsel identified in the prospectus supplement or term sheet. Simpson Thacher & Bartlett also acts as counsel for us from time to time.


                                     EXPERTS

      Arthur Andersen LLP, independent accountants, audited the financial statements for the nine months ended December 31, 1998 and the twelve months ended December 31, 1999, and related schedules incorporated by reference in this prospectus. Arthur Andersen LLP, also audited the financial statements for Eastern Enterprises for the twelve months ended December 31, 1998 and December 31, 1999, and related schedules incorporated by reference in this prospectus. These financial statements and schedules are incorporated by reference herein in reliance upon the authority of Arthur Andersen LLP, as experts in accounting and auditing in giving the reports.

      Ernst & Young LLP, independent auditors, have audited the income statement and statement of cash flows, and the related financial statement schedule of Long Island Lighting Company for the twelve months ended March 31, 1998 included in our Annual Report on Form 10-K, as amended, for the twelve months ended December 31, 1999, as set forth in their report, which is incorporated herein by reference. These financial statements and schedule are incorporated herein by reference in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


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